2009 ANNUAL REPORT



# ATMI®



## DEAR SHAREHOLDER:

To state the obvious: 2009 was a tough year—for ATMI, our customers, and most everyone in our microelectronics and life sciences supply chains. Because of the massive economic disruptions, consumer spending retrenched, and our customers dramatically reduced production, inventories, and spending in general. Our results reflect this very difficult environment.

### 2009 Results

Revenues for 2009 were $254.7 million, down from $339.1 million in 2008. We had a net loss of $6.7 million, or $0.21 per diluted share—including $0.23 of non-recurring expense items—as we took cost-cutting actions that allowed us to generate positive cash flow from operations and end the year with our balance sheet in very good shape.

### Difficult Times

We aggressively controlled our cost structures during the downturn, focusing on reaping greater efficiency opportunities in all of our processes. Difficult times reveal true character, and I am proud to say we saw exceptional evidence of it in our employees around the world. Every cost-saving decision directly affected our employees, including sadly, the difficult choice of letting some of our employees go. Yet, in the face of these pressures, our people dealt with these challenges constructively, and consistently presented ATMI in the best light.

### Innovation Challenge

With, perhaps, the best record of innovation for the benefit of consumers ever seen, the semiconductor industry is facing a critical, potentially crippling challenge: the continually escalating research and development costs necessary to continue the pace of innovation. The barriers presented by integrating myriad new materials into high yielding processes to produce the most advanced semiconductors have become increasingly imposing.

### High Productivity Development

To place ATMI at the forefront of solving this innovation-cost-materials integration conundrum for our customers, we began investing aggressively in High Productivity Development capabilities several years ago. The technology backbone of High Productivity Development combines combinatorial science principles and high-speed tools with advanced data processing in a way that gives us the capability to analyze, assess, test, and integrate new materials and processes in a fraction of the time it historically has taken.

### Investing for Growth

We continued making significant High Productivity Development investments in 2009, using our strong cash position to complement our capabilities in Danbury by deploying this differentiating competitive capability in California, Taiwan, and Japan. This investment got the attention of our customers at a time when other suppliers—using traditional labor- and time-intensive approaches—pulled back their efforts.

Even in the face of economic turmoil, the world's leading chipmakers have continued to invest to push the limits of materials and technology. They have the highest expectations for themselves—and their suppliers—as they create future devices, in large part enabled by higher performing new materials. Our investment commitment to High Productivity Development has made us unique in customers' eyes—and our research and development speed, efficiencies, and solutions have created new, and deepened existing, working partnerships with customers. We will continue to solidify our leadership in 2010 by increasing our High Productivity Development capabilities still further.

Our development projects and customer engagements, on existing and new materials and process steps, are growing each quarter. As customers begin to ramp their most advanced technology generations into commercial volumes, we will start to reap the rewards of our investments.

### Better Biopharmaceutical Efficiencies

In addition to our work in the semiconductor space, in 2009 we continued to implement our strategy to bring our process efficiency concepts to the biopharmaceutical manufacturing segment of the life sciences industry. This industry is looking to create faster, better, less expensive development and production methodologies that do not compromise critical process integrity—which is very similar to the approach the semiconductor industry has taken for years.

### Improving Productivity

Early adopters in biopharmaceutical manufacturing—where expensive stainless steel development and production platforms have been the norm—are switching to single-use technologies. This approach reduces capital costs, increases flexibility of use in expensive clean room space, improves process safety, shortens cycle times, and increases effective production capacity and efficiency. Mainstream producers are now qualifying and ramping development and manufacturing lines using single-use technology.

### Technology Leadership

Over the last few years, we have worked to develop market-leading disposable mixing technology for biopharmaceutical production, which incorporates capabilities used in our NOWPak® products for the semiconductor industry.

In 2009, we established additional product and market alliances, and established North America manufacturing capabilities at our Minnesota facility. We expect to begin shipping product from this site in the second half of 2010.

### Market Leadership

Beyond mixing systems, we have been methodically developing single-use bioreactor, storage and transfer technologies, the related intellectual property portfolio, and a market and applications presence with biopharmaceutical customers.

Based on our technology portfolio, and the high percentage of development trials using our single-use mixing systems, we believe ATMI is becoming a critical solutions market share leader in this high growth segment of another vitally important industry.

### 2009—Retrospective: From Bad...

In this letter, I have highlighted our investments during this past challenging year. While revenues were depressed, we believe market shares for our existing products remained strong. There has been tremendous pricing pressure—and we have felt the effect in certain products—but our strategy of developing and selling products that create demonstrable value for our customers has enabled us to deal with these pressures from a position of relative strength. As consumer demand for electronic products improves, and wafer starts continue to recover and grow, we expect our historical base business to grow in line with the recovery.

### 2010—Prospective: ...To Good

While the global economic picture still provides plenty of uncertainty—and while 2010 has started out well—we continue to manage cautiously. A sustained semiconductor recovery will be driven by purchases of leading-edge consumer electronics products, using the most advanced devices. Likewise, the life sciences industry is looking for process efficiency solutions to enable increasing levels of development while holding costs in check, which will drive new products. Our research and development investments put us in a very strong position to take advantage of market opportunities in both the semiconductor and life sciences industries.

### Greater-Than-Market Growth Ahead

While both of these industries are in the midst of slow change, our sustained investments—combined with a market environment which challenges our customers to look for better ways to define their future—have us emerging from the downturn with more opportunities than we had when it began. As always, our ultimate success depends on the timing of our customers' technology and production ramps. We believe we are better positioned than anyone in the industry to succeed and create greater-than-market growth.

Like all of you, I look forward to a much better 2010 and beyond. As always, thank you for your continued support of and belief in ATMI.



**Doug Neugold**
*Chief Executive Officer and President*

# HIGH PRODUCTIVITY DEVELOPMENT

## New Materials, New Processes ...New Problems

The semiconductor industry grows based on improvements in device performance and functionality. Today, device performance is being driven by the use of new materials in the manufacturing of these advanced chips. High Productivity Development—ATMI's strategic new approach to development—addresses one of the critical issues the industry faces: the cost of research and development for these materials-intensive advanced devices.

In the most advanced devices, multiple new materials—and the processes for using these materials—need to be integrated. In the case of state-of-the-art 45-nanometer devices, on the order of 60 new materials are required. It is exceedingly difficult and costly for any one company to successfully address this problem using traditional methods. ATMI has been at the forefront of the efforts between the supply chain and semiconductor producers to find solutions to this fundamental issue. High Productivity Development is our contribution to the discussion.

## Faster, More Effective: High Productivity Development

By applying combinatorial science principles and advanced characterization and analytical data analysis to our experimentation, ATMI is now able to screen thousands of potential candidate materials in hours rather than weeks. With the best prospects identified, we use our development tools to simultaneously perform up to 192 different materials and process experiments to provide us with critical performance and electrical characterization data. Potential solutions are quickly identified and narrowed down to the prime candidates, while optimized process and device performance information are automatically added to our data warehouse.

## Customer Collaboration: Competitive Advantage

ATMI is bringing a speed and cost-effectiveness to materials and process development that we believe our customers find truly differentiating. This speed and flexibility addresses another emerging trend—solutions are becoming application-specific, with custom products for each customer's processes, rather than broad-based solutions that work for most chipmakers. We have deployed our High Productivity Development capabilities around the globe, in close proximity to key customers. Our tools are correlated, and our analytical and data banks integrated, enabling 24/7 development when it is required.

Our data generating, analysis, and integration capability has a significant multiplier effect, informing the next set of experiments, or quickly identifying potential solutions to high volume manufacturing process problems—which frequently happen as customers ramp new processes. With all of the pressures in the marketplace, becoming a "virtual" research and development arm for customers is a vital part of establishing a true technology development partnership.

In addition to our development capability, we have invested heavily in rethinking our supply chain, allowing us to develop manufacturing processes and ramp them in multiple locations around the world. We are supporting customers where, when, and in the way they need it. The combination of development and supply chain capability is what makes ATMI's High Productivity Development capabilities potentially game changing for our customers.

## More Opportunities and Closer Collaborations

This combined capability is what customers want and need, and what we believe makes ATMI unique. Right now, the opportunities to make a difference and establish a leadership position are wide open.

The capability and efficiencies built into our High Productivity Development competencies mean we are able to accomplish a greater volume of research and development, at lower effective cost, vastly increasing the scope of work we can do with key customers. Ultimately, this translates to addressing a much larger set of market segments than ever before. We are doing all of this with world-leading semiconductor device makers, who use our research and development and materials capabilities to help drive efficiencies, moving ATMI beyond the position of a material supplier into a more strategic development partner role.

## ATMI's High Productivity Outlook

We believe these High Productivity Development capabilities provide market advantages that will allow us to succeed and create greater-than-market growth for ATMI. These opportunities will play out as the new device technology nodes are ramped. ATMI is addressing more opportunities and more markets than it ever could before, engaging customers at multiple levels, in multiple processes. As they adopt and ramp new technology generations, our market expands, and we believe our sales will follow in line, creating consequent growth in ATMI's value.



# CARBON—A KEY ELEMENT

## About Carbon and ATMI

As it is to mankind, carbon has been a key element in the life and growth of ATMI. Working similarly to how a sponge holds water, ATMI's carbon-based adsorbents store gas molecules in tiny micropores barely larger than the gas molecules themselves. ATMI's advanced carbon adsorbents can be found today in our most recent SDS® (Safe Delivery Source) product, SDS3, which is used to safely and efficiently store and deliver many semiconductor gases sub-atmospherically.

## The Past 15 Years—Becoming Carbon Experts

In 1994, ATMI introduced our SDS sub-atmospheric gas storage and delivery system. In 2009, we celebrated its 15th anniversary. During those years, we developed into one of the world's leading experts in carbon adsorbent materials for low-pressure gas storage and delivery, building upon capabilities ATMI had developed in our earliest carbon-focused efforts. With the introduction of SDS3, we created what is today's highest capacity carbon adsorbent for commercial gas storage and delivery.

ATMI's world-class carbon achievements set us apart:

- Increased dopant gas storage capacity by 10 times over historical methods
- Created high volume carbon adsorbent manufacturing
- Designed processes to create tight, tunable pore size distribution
- Expanded carbon capacity and selectivity
- Developed specialized carbon characterization capabilities

## The Next 15 Years—Expanding Carbon Possibilities

Carbon comes in numerous forms such as graphite, activated carbon, and carbon nanotubes, each with its own set of attributes and properties. In its various forms, carbon is valued for chemical inertness, thermal and electrical properties, and adsorption characteristics, among other qualities. Already used widely in adsorption and energy storage applications, current commercial carbons are performance-limited by their underlying structure.

ATMI's carbon materials offer a different and unique profile of properties. They are ultramicroporous—with pores smaller than 7 angstroms—with a narrow pore size distribution and large micropore volume. ATMI carbons are further differentiated by our ability to tailor or engineer the carbon structure to enhance performance for specific end-use applications.

As we start our next 15 years, ATMI will be evaluating the performance of our carbons with potential commercial partners in new technology applications beyond the semiconductor marketplace:

- Energy Storage/Alternative Energy
  - Solar- or heat-powered refrigeration/air conditioning/cooling
  - Advanced battery electrodes
  - Supercapacitor electrodes
  - Fuel cell components
- Environmental
  - Carbon dioxide capture (for subsequent sequestration)
  - Volatile organic compound recovery
  - Capture and reuse/recycle of high-value or environmentally detrimental process gases
- Clean Fuels
  - Natural gas separations, purification, and storage
  - Hydrogen storage/delivery for transportation and stationary power
  - Octane upgrading of low-sulphur "clean" fuels

Because so many potential applications for carbon are just emerging, it is impossible to say where ATMI will apply its capabilities over the next 15 years. But we can say this: Carbon has unique and valuable properties that will likely play a critical role in many emerging technologies. Because of our technical capabilities, we believe ATMI can apply our carbon expertise to some of these new commercial opportunities, giving us many possibilities to grow.



# FACILITIES

**Corporate Headquarters**
7 Commerce Drive
Danbury, Connecticut 06810
800.766.2681
203.794.1100
info@atmi.com
www.atmi.com

## NORTH AMERICA

Arizona
*Sales & Marketing*
2151 East Broadway Road, Suite 101
Tempe, Arizona 85282
480.736.7600
customerservice@atmi.com

Connecticut
*High Productivity Development Center*
7 Commerce Drive
Danbury, Connecticut 06810
800.766.2681
203.794.1100

Minnesota
*Manufacturing and Operations*
10851 Louisiana Avenue South
Bloomington, Minnesota 55438
800.966.6698
952.942.0855
info@atmi-lifesciences.com
www.atmi-lifesciences.com

Texas
*Sales and Customer Service*
700 Jeffrey Way
Round Rock, Texas 78664
512.244.5200
customerservice@atmi.com

*Materials Manufacturing*
706 Houston Clinton Drive
Burnet, Texas 78611
888.303.4401
512.756.7314

## ASIA

China
*Sales and Customer Service*
Building 7, Suite 201-203
3000 Long Dong Avenue
Pudong 201203, Shanghai
China
86.21.6876.7670

Japan
*Sales and Customer Service*
The Itoyama Tower 3F
3-7-18 Mita
Minato-ku, Tokyo 108-0073
Japan
81.3.5765.2488

Singapore
*Sales and Customer Service*
25 International Business Park
04-75 German Centre
Singapore 609916
65.6562.8200

South Korea
*Sales and Customer Service*
Korea Advanced Nano Fab Center, 11F
906-10, Iui-dong, Yeongtong-gu, Suwon-si
Gyeonggi-do, 443-270
South Korea
82.(0).31.546.6262

Taiwan
*Sales and Customer Service*
4F-7, No. 81, Shui-lee Road
Hsin-chu 300
Taiwan, ROC
886.3.516.9248

*High Productivity Development Center*
No. 669, Section 4, Chung-Hsin Road
Chutung Town, Hsinchu County
Taiwan, ROC
886.3.582.0858

## EUROPE

Belgium
*Manufacturing*
Reugelstraat 2, B-3320 Hoegaarden
Belgium
32.16.76.61.59
info@atmi-lifesciences.com
www.atmi-lifesciences.com

Germany
*Sales and Customer Service*
Inselkammerstrasse 2
D-82008 Unterhaching
Germany
49.89.622995.0



7 Commerce Drive
Danbury, Connecticut 06810 USA
203.794.1100
203.792.8040 facsimile
atmi.com



ATMI®

# Selected Financial Data

SEC Mail Processing
Section

MAY 03 2010

Washington, DC
110

(in thousands, except per share data)

| Fiscal Year Ended December 31, | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Consolidated Statements of Operations:** | | | | | |
| Revenues | **$254,704** | $339,063 | $364,088 | $325,913 | $281,754 |
| Cost of revenues | **102,520(1)** | 172,551(5) | 182,480(9) | 162,530(11) | 140,251 |
| Gross profit | **102,184** | 166,512(6) | 181,608 | 163,383 | 141,503 |
| Operating expenses: | | | | | |
| Research and development | **37,162(2)** | 37,809 | 29,879 | 26,217 | 22,284 |
| Selling, general, and administrative | **76,359(3)** | 88,781 | 99,227(10) | 90,149 | 78,810 |
| Total operating expenses | **113,521** | 126,590 | 129,106 | 116,366 | 101,094 |
| Operating income (loss) | **(11,337)** | 39,922 | 52,502 | 47,017 | 40,409 |
| Interest income | **1,196** | 3,126 | 7,689 | 8,353 | 7,269 |
| Other income (expense), net | **(3,515)(4)** | (2,902)(7) | (788) | 486 | (2,294) |
| Income (loss) before income taxes | **(13,656)** | 40,146 | 59,403 | 55,856 | 45,384 |
| Provision (benefit) for income taxes | **(6,996)** | 6,819(8) | 18,864 | 15,895(12) | 14,662 |
| Net income (loss) | **$ (6,660)** | $ 33,327 | $ 40,539 | $ 39,961 | $ 30,722 |
| Earnings (loss) per share—assuming dilution | **$(0.21)** | $1.04 | $1.16 | $1.08 | $0.85 |
| Weighted-average shares outstanding—diluted | **31,398** | 32,078 | 35,093 | 36,859 | 36,276 |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents, and marketable securities (13) | **$107,978** | $ 96,020 | $193,697 | $219,066 | $256,137 |
| Working capital | **203,904** | 190,095 | 280,221 | 281,362 | 274,323 |
| Total assets | **459,576** | 453,064 | 492,241 | 488,037 | 499,836 |
| Long-term obligations | **18,403** | 16,303 | 10,656 | 1,669 | 3,460 |
| Total stockholders' equity | **411,490** | 408,897 | 434,383 | 435,496 | 452,720 |

The Company has never declared any cash dividends.

(1) Includes a $1.1 million charge for incremental excess and obsolete inventory, related to product discontinuances and a reserve to cover expected product shelf-life issues; and a $3.1 million impairment charge for long-lived assets written down to their estimated fair values, primarily related to the planned idling of manufacturing capacity of our gas products. In the third quarter, we determined that the manufacturing capacity for these gas products will continue normal production, as we were not successful in our attempt to transition to vendor-sourced manufacturing.

(2) Includes a $1.6 million impairment charge for long-lived assets written down to their estimated fair values, related primarily to idled equipment.

(3) Includes a $1.4 million charge to increase our reserves for bad debt to cover exposures related to customer bankruptcy filings and uncertainties of collections due to the current general macroeconomic conditions; a $2.6 million impairment charge for long-lived assets written down to their estimated fair values, primarily related to redundant enterprise management software; and a $0.6 million charge for SG&A severance costs.

(4) Includes a $2.5 million impairment charge, primarily related to a write-down associated with an auction-rate security.

(5) Includes a $2.4 million business interruption claim recovery related to a fire at a contract manufacturer in Taiwan.

(6) Includes a $3.1 million benefit associated with the settlement of a dispute with a distributor ($3.7 million recognized in revenues, with $0.6 million of associated costs recognized in cost of revenues).

(7) Includes a $2.0 million gain from the sale of a marketable security, a $1.6 million of impairment charges related to our strategic investment portfolio, and a $1.8 million impairment charge related to a convertible note, and $1.1 million representing our proportionate share of gains on sales of assets by one of our equity-method investees.

(8) Includes a $3.7 million tax benefit (including interest) recognized to reverse previously established reserves for uncertain tax positions as a result of the expiration of the applicable statute of limitations.

(9) Includes $1.1 million of increased customs expense on imported goods from the United States to an overseas affiliate.

(10) Includes $1.1 million associated with a contingent legal fee arrangement.

(11) Includes $1.4 million one-time recovery of value-added taxes in Japan, related to 2005.

(12) Includes a $1.7 million tax benefit recognized to reverse previously established reserves for uncertain tax positions as a result of the expiration of the applicable statute of limitations.

(13) Includes non-current marketable securities of $10.6 million, $3.7 million, $0 million, $14.4 million, and $46.3 million at December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Company Overview

We believe we are among the leading suppliers of high performance materials, materials packaging, and materials delivery systems used worldwide in the manufacture of microelectronics devices. Our products consist of "front-end" semiconductor performance materials, sub-atmospheric pressure gas delivery systems for safe handling and delivery of toxic and hazardous gases to semiconductor process equipment, and high-purity materials packaging and dispensing systems that allow for the reliable introduction of low volatility liquids and solids to microelectronics and biopharmaceutical processes. ATMI targets both semiconductor and flat-panel display manufacturers, whose products form the foundation of microelectronics technology rapidly proliferating through the consumer products, information technology, automotive, healthcare, and communications industries. The market for microelectronics devices is continually changing, which drives demand for new products and technologies at lower cost. ATMI's customers include many of the leading semiconductor and flat-panel display manufacturers in the world who target leading-edge technologies. ATMI also addresses an increasing number of critical materials handling needs for the life sciences markets. Our proprietary containment, mixing, and bioreactor technologies are sold to the biotechnology and laboratory markets, which we believe offer significant growth potential. ATMI's objective is to meet the demands of our microelectronics and life sciences customers with solutions that maximize the efficiency of their manufacturing processes, reduce capital costs, and minimize the time to develop new products and integrate them into their processes.

## Critical Accounting Policies and Estimates

*Use of Estimates*

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Note 1 to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates. These policies are determined by management and have been reviewed by ATMI's Audit Committee.

*Revenue Recognition*

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Revenues from product sales are generally recognized upon delivery to a common carrier when terms are equivalent to free-on-board ("FOB") origin and upon receipt by a customer when terms are equivalent to FOB destination. In instances where final acceptance of equipment is specified by the purchase agreement, revenue is deferred until all acceptance criteria have been satisfied. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. We accrue for sales returns, warranty costs, and other allowances based on a current evaluation of our experience based on stated terms of the transactions. Should actual product failure rates or customer return experience differ from our estimates, revisions to the estimated accruals would be required.

We use an exclusive contract manufacturer, which is also an exclusive distribution partner, for the manufacture and distribution of our SDS® products (the "Licensed Products"). Under the terms of the manufacturing agreement, ATMI retains the right to manufacture 25 percent of all Licensed Products, while the contract manufacturer has the right to manufacture 75 percent of all Licensed Products. Upon completion of manufacture, ATMI purchases all Licensed Products produced by the contract manufacturer. Under the terms of the distribution agreement, we receive payment from the distributor based upon a formula which is dependent on the sale price obtained by the distributor to its customer. ATMI recognizes revenue from the sale of Licensed Products to this distribution partner when the distributor sells the Licensed Products to its customers, because that is when the sales price becomes fixed and determinable by the Company.

*Allowance for Doubtful Accounts*

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of the markets we operate in and the financial viability of specific customers. In an effort to identify adverse trends, we assess the financial health of the markets we operate in and perform periodic credit evaluations of our customers and ongoing reviews of account balances and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates because of unanticipated changes in the business environment, as well as factors and risks surrounding specific customers.

During the first quarter of 2009, we increased our reserve by $1.5 million due to exposures related to customer bankruptcy filings and uncertainties of collections due to the current general macroeconomic conditions. Through the course of 2009, we recovered $0.1 million of this amount.

As of December 31, 2009 and 2008, we had $2.3 million and $1.0 million, respectively, of allowance for doubtful accounts reserves recorded. Although management believes these reserves are adequate, any abrupt adverse changes in market conditions may require us to record additional reserves.

*Inventory Valuation Reserves*

Inventory valuation reserves are established in order to report inventories at the lower of cost or market value on our consolidated balance sheets. The determination of inventory valuation reserves requires management to

make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventory cost. Other factors that management considers in determining these reserves include whether individual inventory parts or chemicals meet current specifications and cannot be substituted for, or reworked into, a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives.

As of December 31, 2009 and 2008, we had $2.6 million and $2.4 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any abrupt adverse changes in market conditions may require us to record additional inventory valuation reserves.

*Non-marketable Equity Securities*

We selectively invest in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support an ATMI product or initiative. At December 31, 2009, the carrying value of our portfolio of strategic investments in non-marketable equity securities totaled $22.1 million ($22.4 million at December 31, 2008). Non-marketable equity securities are included in the Consolidated Balance Sheets under the caption "Other non-current assets."

Investments in non-marketable equity securities are inherently risky, and some of these companies are likely to fail. Their success (or lack thereof) is dependent on product development, market acceptance, operational efficiency, attracting and retaining talented professionals, and other key business success factors. In addition, depending on their future prospects, they may not be able to raise additional funds when needed or they may receive lower valuations, with less favorable investment terms than in previous financings, and the investments would likely become impaired.

We review our investments quarterly for indicators of impairment; however, for non-marketable equity securities, the impairment analysis may require significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity; the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation.

Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other-than-temporarily impaired, in which case we write the investment down to its fair value, using the framework required by Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures." When an investee is not considered viable from a financial or technological point of view, we write down the entire investment since we consider the estimated fair market value to be nominal. If an investee obtains additional funding at a valuation lower than our carrying amount, or requires a new round of equity funding to stay in operation and the new funding does not appear imminent, we presume that the investment is other-than-temporarily impaired, unless specific facts and circumstances indicate otherwise. We recognized no impairments in our portfolio of non-marketable equity securities in 2009 ($1.6 million in 2008 and none in 2007).

*Income Taxes*

The future tax benefit arising from net deductible temporary differences and net operating loss and tax credit carryforwards is $3.8 million at December 31, 2009 and $3.1 million at December 31, 2008. We believe that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates, and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. With the January 1, 2009 adoption of revised business combinations rules, changes in deferred tax asset valuation allowances recorded in a business combination and income tax uncertainties after the acquisition date generally will affect income tax expense.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. For a discussion of current tax matters, see Note 11 to the Consolidated Financial Statements.

*Depreciable Lives of Property, Plant, and Equipment*

ATMI's net property, plant, and equipment at December 31, 2009 and 2008 was $124.6 million and $136.4 million, respectively, representing 27.1 percent and 30.1 percent, respectively, of the Company's consolidated total assets. Depreciation expense for the years ended December 31, 2009, 2008, and 2007 was $22.3 million, $20.1 million, and $18.6 million, respectively. Management judgment is required in the determination of the

estimated depreciable lives that are used to calculate annual depreciation expense and accumulated depreciation.

Property, plant, and equipment are recorded at cost and depreciated over the assets' useful lives on a straight-line basis for financial reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets and technological life cycles. Circumstances and events relating to these assets are monitored to ensure that changes in asset lives or impairments are identified and prospective depreciation expense or impairment expense is adjusted accordingly. The depreciation periods used are: buildings, 15 to 35 years; machinery and equipment, 5 to 10 years; computer equipment and software, 3 to 7 years; cylinders and canisters, 7 to 10 years; furniture and fixtures, 5 years; and leasehold improvements, over the lesser of the lease term or estimated useful life. We use accelerated depreciation methods for tax purposes where appropriate.

*Equity-Based Compensation*

The Company uses the Black-Scholes-Merton options-pricing model to determine the fair value of stock options under ASC 718 "Compensation—Stock Compensation." Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected term). For awards granted subsequent to January 1, 2006, expected volatility is based on the historical volatility of ATMI common stock for a period shorter than the expected term of the options. We have excluded the historical volatility prior to the public announcement regarding the sale of our non-core businesses in 2004, because those businesses that were sold represented a significant portion of ATMI's consolidated business and were subject to considerable cyclicality associated with the semiconductor equipment industry, which drove increased volatility in ATMI's stock price. The expected term of options granted represents the period of time that options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected term. We recognize expense only for those awards expected to vest. If factors change and result in different assumptions in the application of ASC 718 in future periods, the stock option expense that the Company records for future grants may differ significantly from what the Company has recorded in the current period.

Equity-based compensation expense is generally recognized on a straight-line basis over the estimated service period of the awards.

*Fair Value Measurements*

All of our financial assets and liabilities are measured at fair value based upon Level 1 or Level 2 inputs, as defined under ASC 820, with the exception of one auction rate security, which has been measured using Level 3 inputs, because the security is illiquid. For Level 1 measurements, we use quoted prices in active markets for identical assets and liabilities. For Level 2 measurements, we use observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. For Level 3 measurements, we use unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The calculation of fair value for our auction rate security requires critical judgments and estimates by management, including assumptions about the anticipated term and the yield that a market participant would require to purchase such a security in the current market environment. As of December 31, 2009, we have recorded a temporary impairment charge of $2.1 million, net of tax, within the caption "Accumulated other comprehensive income" on the Consolidated Balance Sheets based upon an independent third-party valuation we received for this auction-rate security. In 2009, we have also recorded a credit loss of $0.3 million in our Consolidated Statement of Operations. While we believe the valuation methodologies are appropriate, the use of valuation methodologies is highly judgmental and changes in methodologies or market conditions for this security can have a material effect on the values of the related assets, our financial position, and overall liquidity.

*Goodwill and Other Intangible Assets*

The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in the global economy and local economies, changes in the microelectronics and biopharmaceutical industries, changes in technology, and the execution of management's plans. We concluded that goodwill was not impaired during 2009. A 10% decline in our projected reporting unit cash flows would not affect the conclusion we reached in 2009. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur.

*Other Long-Lived Amortizable Assets*

We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value.

*Recent Accounting Pronouncements*

See Note 1 to the Consolidated Financial Statements for information concerning recently issued accounting pronouncements.

**Related Party Transactions**

The Company's related parties are primarily unconsolidated equity affiliates. The Company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

## Results of Operations

This table shows the effect of compensation cost arising from equity-based payment arrangements on the consolidated statements of operations (in thousands):

| December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Cost of revenues | **$ 315** | $ 339 | $ 375 |
| Research and development | **523** | 530 | 432 |
| Selling, general, and administrative | **4,902** | 5,831 | 6,791 |
| Total equity-based compensation expense | **5,740** | 6,700 | 7,598 |
| Less: Provision for income taxes | **1,912** | 2,237 | 2,556 |
| Net equity-based compensation expense | **$3,828** | $4,463 | $5,042 |

## Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Overview

During the year ended December 31, 2009, ATMI's revenues declined by 24.9 percent compared to the year ended December 31, 2008, primarily due to the severe global economic downturn causing reductions in wafer starts and lower fab utilization rates, which was magnified by excess inventory in the SDS distribution channel, as well as our customers' aggressive management of their inventories. Our gross margin declined by 900 basis points to 40.1 percent in 2009 compared to 49.1 percent in 2008, primarily because of sales volume reductions as a result of the global recession and by unfavorable product mix caused by excess inventory in the SDS distribution channel. Research and development expenses ("R&D") declined 1.7 percent to $37.2 million in 2009 from $37.8 million in 2008. The decrease was driven primarily by reduced employee and discretionary spending, partially offset by asset impairments taken in the first half of 2009. Selling, general, and administrative expenses ("SG&A") decreased by 14.0 percent in 2009 from 2008. The decrease is primarily the result of reduced employee expenses, controlled travel and entertainment, and other discretionary spending controls. Driven by the decline in sales, SG&A, as a percent of revenues, increased to 30.0 percent in 2009 compared to 26.2 percent in 2008. Operating income decreased 128.4 percent in 2009 to a loss of $11.3 million, primarily due to the decline in revenues and inclusive of non-recurring expense items. Our effective tax benefit rate was 51.2 percent in 2009, compared to an effective tax rate of 17.0 percent in 2008. As a result of the global recession and the charges discussed above, we incurred a net loss of $6.7 million ($0.21 per diluted share) in 2009 compared to net income of $33.3 million ($1.04 per diluted share) in 2008.

During 2009, we recognized $7.3 million ($3.1 million in cost of revenues, $1.6 million in research and development, and $2.6 million in selling, general, and administrative) of impairment charges for long-lived assets that are being held and used, but were deemed either redundant or idled due to uncertainties of future demand, a $2.4 million impairment charge for an auction-rate security, $1.4 million of bad debt expense, and $2.1 million for excess and obsolete inventory expense. In response to the economic circumstances, we implemented targeted cost-reduction actions to better align the Company's activities with expectations for customer demand for our products and to preserve cash, without hindering our commitment to make investments that we expect to drive future growth. These actions resulted in lower spending in 2009 compared to 2008 in the following areas: salaries and incentives ($12.8 million), travel and entertainment ($4.4 million), and recruiting and relocation ($0.9 million). We also amended an alliance agreement in order to better align the timing of certain support activities related to our High Productivity Development ("HPD") capabilities to the expected timing of our customer integration activities. The amendment reduced the amount we were contractually committed to pay for these support activities in 2009 and confirms commitments to pay for these incremental activities in 2010. We plan to continue to actively invest in our HPD capabilities in the foreseeable future, because we believe this investment will drive significant new revenue opportunities in advanced materials and will be a competitive advantage for ATMI. In 2010, we are planning for an $8 million to $10 million increase in R&D spending, inclusive of the $3.0 million we deferred previously from 2009 to 2010.

This is a summary of selected consolidated earnings information (in thousands of dollars):

| December 31, | **2009** | 2008 | % Change |
|---|---|---|---|
| Revenues | **$254,704** | $339,063 | (24.9)% |
| Cost of revenues | **152,520** | 172,551 | (11.6)% |
| Gross profit | **102,184** | 166,512 | (38.6)% |
| Gross margin | **40.1%** | 49.1% | (9.0)% |
| Research and development | **37,162** | 37,809 | (1.7)% |
| R&D as a percent of revenues | **14.6%** | 11.2% | 3.4% |
| Selling, general, and administrative | **76,359** | 88,781 | (14.0)% |
| SG&A as a percent of revenues | **30.0%** | 26.2% | 3.8% |
| Operating income (loss) | **(11,337)** | 39,922 | (128.4)% |
| Operating margin | **(4.5)%** | 11.8% | (16.3)% |
| Effective tax rate | **(51.2)%** | 17.0% | (68.2)% |
| Net income (loss) | **$ (6,660)** | $ 33,327 | (120.0)% |
| Diluted earnings per share | **$(0.21)** | $1.04 | (120.2)% |

*Revenues.* Revenues decreased 24.9 percent to $254.7 million in 2009 from $339.1 million in 2008. The decline in revenues in 2009 compared to 2008 occurred in both our microelectronics and life sciences product lines and was primarily the result of the global economic downturn, magnified by excess inventory in the SDS distribution channel. Revenues in our microelectronics product lines declined 25.6 percent to $230.7 million in 2009 from $310.1 million in 2008. The primary driver of the decline in microelectronics revenues was excess inventory in the SDS channel, which was driven by our customers' aggressive management of their inventories. Consumer electronics spending, the primary driver of wafer starts and fab utilization rates, was flat in 2009 compared to 2008 with declines in the first half of 2009 and signs of improvement in the second half of the year. Reductions in average selling prices accounted for approximately 2 percent of the decline in microelectronics revenues in 2009. Revenues in our life sciences product lines decreased 17.0 percent in 2009 to $24.0 million compared to $28.9 million in 2008. The decline in life sciences revenues is primarily attributable to global macroeconomic conditions, customer reductions in capital spending, and aggressive management of inventories by biopharmaceutical companies as a result of economic uncertainties. Reductions in average selling prices accounted for approximately 1 percent of the decline in life

sciences revenues in 2009. The effect of foreign currency was not significant in 2009 as declines associated with the U.S. dollar weakness against the Japanese Yen were partially offset by strengthening in the Euro.

*Gross Profit.* Gross profit decreased 38.6 percent to $102.2 million in 2009 from $166.5 million in 2008. Gross profit in our microelectronics product lines decreased 38.7 percent to $95.1 million in 2009 from $155.0 million in 2008. Sales volume reductions as a result of the global recession and unfavorable product mix caused by excess inventory in the SDS distribution channel were the primary drivers of the decline in gross profit. Gross profit was also reduced by $3.1 million from asset impairment charges, due primarily to the planned idling of manufacturing capacity of gas products to eliminate a redundant cost structure, $2.1 million of expense to increase our reserves for excess and obsolete inventories to cover expected chemical shelf-life issues in our microelectronics product lines, partially offset by $2.4 million in reduced employee costs. The 2008 gross profit margins included benefits from a $3.1 million settlement with a distributor and a $2.4 million business interruption claim recovery. Removing the effects of one-time events, our 2009 gross margins were 41.9 percent compared to 48.1 percent in 2008. Gross profit margins in our microelectronics product lines were approximately 41 percent in 2009 compared to approximately 50 percent in 2008 driven by lower volume, average selling price declines, as discussed above, and our mix of sales. In our life sciences product line, gross profit declined 38.3 percent to $7.1 million compared to $11.5 million in 2008 driven primarily by lower revenue volumes due to the global recession, increased fixed costs to develop a global manufacturing platform, and higher quality control expenses. Gross profit margins in our life sciences product lines declined to approximately 30 percent in 2009 compared to approximately 40 percent in 2008.

*Research and Development Expenses.* R&D decreased only 1.7 percent to $37.2 million in 2009 from $37.8 million in 2008 because we continued our funding of investments to develop advanced materials and HPD capabilities. The decrease in R&D spending was primarily caused by reduced employee expenses of $1.6 million compared to 2008, cost reduction activities leading to reduced outsourced service spending including patent and trademark services of $2.7 million compared to 2008, partially offset by a $1.6 million asset impairment charge related to idled equipment, $0.8 million of lower government contract reimbursements, $0.7 million of higher equipment depreciation costs, and planned increases in spending associated with HPD licensing and outsourced development related to cleans chemistries of $0.7 million. The spending in 2009 was higher as a percent of revenues than 2008, driven by the decline in revenue, partially offset by our continued investments in new product development in order to position ourselves for the future. As a result of the global economic recession and related effect on our business, we amended an alliance agreement in 2009 in order to better align the timing of certain HPD capabilities support activities to the expected timing of our customer integration activities. The amendment reduced the amount we were contractually committed to pay for support activities in 2009 and confirms commitments to pay for these incremental activities in 2010. These incremental activities in 2010 are expected to add $3.0 million of R&D expense in that year. We plan to continue to actively invest in our HPD capabilities in the foreseeable future, because we believe this investment will drive significant new opportunities in cleans chemistries and other new products and will be a competitive advantage for ATMI. In 2010, we are planning for an $8 million to $10 million increase in R&D spending, inclusive of the $3.0 million described above, compared to 2009.

*Selling, General, and Administrative Expenses.* SG&A decreased 14 percent (or $12.4 million) to $76.4 million in 2009 from $88.8 million in 2008. SG&A, as a percentage of revenues, increased to 30.0 percent in 2009 compared to 26.2 percent in 2008. As a result of the economic environment, we implemented cost reduction activities which drove the decline in SG&A. These activities included reduced salaries and incentives ($7.5 million), travel and entertainment ($3.0 million), outside professional services ($1.7 million), trade show costs ($0.8 million), and savings from the temporary suspension of the Company's discretionary 401K match ($0.6 million). Legal litigation costs were $1.6 million lower in 2009 compared to the same period of 2008 due to the settlement of the litigation with Praxair. The results in 2009 include $2.5 million of asset impairment charges related primarily to redundant enterprise management software, and a $1.4 million charge to increase our reserves for bad debt to cover exposures related to customer bankruptcy filings and uncertainties of collections due to current general macroeconomic conditions.

*Operating Income (Loss).* We incurred an operating loss of $11.3 million in 2009 compared to generating operating income of $39.9 million in 2008. This change is from a variety of factors, as noted above.

*Interest Income.* Interest income decreased to $1.2 million in 2009 from $3.1 million in 2008. The primary reason for the decrease was lower rates of return given the significant reduction in market interest rates since the prior year.

*Impairment of Investments.* The results for 2009 included a first quarter $2.5 million impairment charge, primarily related to a write-down associated with an auction-rate security. In 2008, Ceradyne, Inc. completed its acquisition of SemEquip, Inc. ("SemEquip"), an entity in which ATMI had previously invested. Prior to the acquisition, ATMI's cost-basis investment in SemEquip was $2.2 million. ATMI received $0.6 million representing its share of the closing proceeds. As a result, we wrote off the remaining $1.6 million balance from our investment in SemEquip due to the uncertainty of collecting amounts in the future related to the earnout provisions of the deal. Also in 2008, due to changes in events and circumstances related to a convertible note due from an early-stage semiconductor materials venture that is in bankruptcy, we recognized an impairment charge of $1.8 million to fully write down the value of this convertible note.

*Other Income (Expense), Net.* We recognized $1.2 million of losses from investments accounted for by the equity method and $0.2 million of realized and unrealized losses on foreign exchange in 2009. The 2008 results include $0.6 million of losses from investments accounted for by the equity method, net of a $1.1 million gain representing our after-tax, proportionate share from the sale of assets by an equity-method investee, a $2.0 million gain from the sale of a marketable security, and $0.6 million of realized losses on foreign exchange.

*Provision (Benefit) for Income Taxes.* In 2009, we had an effective income tax benefit rate of 51.2 percent, compared to a 2008 effective income tax rate of 17.0 percent. The 2009 income tax benefit rate differs from the Federal statutory rate of 35.0 percent, primarily due to the benefit of lower income tax rates in foreign jurisdictions, and a net $0.7 million reversal of previously established reserves, primarily resulting from the lapse of the applicable statutes of limitations. The 2008 effective income tax rate of 17.0 percent differs from the Federal statutory rate of 35.0 percent, primarily due to a $3.7 million reversal of previously established reserves, as a result of the lapse of the applicable statutes of limitations, the shift in mix of our pretax income to lower income tax jurisdictions, and the effect of R&D credits. As of December 31, 2009, the Company had a net deferred tax asset on the balance sheet of $3.8 million, primarily because of temporary differences (i.e., accrued liabilities, inventory adjustments, equity-based compensation, and depreciation and amortization), state tax credit carryforwards, federal and state net operating loss carryforwards, and R&D tax credits in Taiwan. The Company has been audited in the United States by the Internal Revenue Service through tax year 2007.

### Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Overview

During the year ended December 31, 2008, ATMI's revenues declined by 6.9 percent compared to the year ended December 31, 2007, primarily due to the global economic downturn, which began in earnest in the second half of 2008 and drove significant declines in demand across almost all segments of the economy. Our gross margin declined by 80 basis points to 49.1 percent in 2008 compared to 49.9 percent in 2007, due to lower revenue volumes, increased costs reflected in cost of revenues as a result of the redirection of certain supply chain and operations activities associated with our 2007 organizational changes, which was effective beginning January 1, 2008 (such costs were previously reflected in SG&A), and higher logistics costs due to fuel surcharges in the first half of the year. The realignment of operations activities caused gross margin and SG&A to decline by approximately 180 basis points in 2008 compared to 2007. These activities include those functions in two of our locations that were previously focused on supporting and administering plant operations, whereas in the current organization those activities have been focused on improving our global supply chain and customer satisfaction. R&D increased 26.5 percent to $37.8 million in 2008 from $29.9 million in 2007. The increase was driven primarily by the continued investment in our global HPD activities. SG&A decreased by 10.5 percent in 2008 from 2007. As a percent of revenues, SG&A decreased to 26.2 percent in 2008 compared to 27.3 percent in 2007. The decrease is primarily because of the organizational realignment discussed above, and reductions in discretionary spending as a result of the global economic downturn. Operating income decreased 24.0 percent in 2008 to $39.9 million, primarily due to the decline in revenues. During 2008, we recognized impairments of $3.4 million on our strategic investment portfolio and a convertible note, partially offset by a recognized gain of $2.0 million from the sale of a marketable security, and $1.1 million of after-tax income representing our proportionate share of gains on sales of assets by one of our equity-method investees. Our effective tax rate was 17.0 percent in 2008, inclusive of a $3.7 million tax benefit (including interest), compared to 31.8 percent in 2007. Net income decreased 17.8 percent to $33.3 million ($1.04 per diluted share, a 10.3 percent decrease) compared to $40.5 million ($1.16 per diluted share) in 2007.

During 2008, we repurchased 2.1 million shares of our common stock, for $58.3 million under our share repurchase program, compared to 2.2 million shares of our common stock, repurchased for $68.5 million in 2007.

This is a summary of selected consolidated earnings information (in thousands of dollars):

| December 31, | 2008 | 2007 | % Change |
|---|---|---|---|
| Revenues | $339,063 | $364,088 | (6.9)% |
| Cost of revenues | 172,551 | 182,480 | (5.4)% |
| Gross profit | 166,512 | 181,608 | (8.3)% |
| Gross margin | 49.1% | 49.9% | (0.8)% |
| Research and development | 37,809 | 29,879 | 26.5% |
| R&D as a percent of revenues | 11.1% | 8.2% | 2.9% |
| Selling, general, and administrative | 88,781 | 99,227 | (10.5)% |
| SG&A as a percent of revenues | 26.2% | 27.3% | (1.1)% |
| Operating income | 39,922 | 52,502 | (24.0)% |
| Operating margin | 11.8% | 14.4% | (2.6)% |
| Effective tax rate | 17.0% | 31.8% | (14.8)% |
| Net income | $ 33,327 | $ 40,539 | (17.8)% |
| Diluted earnings per share | $1.04 | $1.16 | (10.3)% |

*Revenues.* Revenues decreased 6.9 percent to $339.1 million in 2008 from $364.1 million in 2007. The decline in revenues occurred in our microelectronics product lines and was primarily the result of the global economic downturn, which resulted in significant reductions in wafer starts and reductions in fab utilization rates as demand for consumer electronics devices slowed. Revenues in our microelectronics product lines declined 9.7 percent to $310.1 million in 2008 compared to $343.3 million in 2007. The primary driver of the reduction in revenues was wafer starts, which began to significantly decline during the last several months of 2008. The decline in our revenues was further magnified by reductions of inventory in the SDS and flat-panel display distribution channels, as well as our customers' aggressive management of their inventories. Consumer electronics spending, the primary driver of wafer start growth, declined dramatically since the end of the previous year. The 2008 revenues include a $3.7 million benefit associated with settlement of a dispute with our manufacturing and distribution partner for SDS products. Reductions in average selling prices of our products accounted for approximately 3.2 percent of the decline in microelectronics revenues. Revenues in our life sciences product lines increased 39.2 percent in 2008 to $28.9 million compared to $20.8 million in 2007. More than half of the increase in life sciences revenues came from the LevTech, which we acquired in January 2008, with the remaining increase being driven by new products, as disposable mixing solutions gained traction in the biopharmaceutical markets, and limited pricing increases. The effect of foreign currency was not significant in 2008 as declines associated with weakness in the Korean Won were offset by strengthening in the Japanese Yen and the Euro.

*Gross Profit.* Gross profit decreased 8.3 percent to $166.5 million in 2008 from $181.6 million in 2007. Our gross margin percentage decreased during this time period from 49.9 percent in 2007 to 49.1 percent in 2008. Approximately 180 basis points of the gross margin decline is a result of the redirection of certain supply chain and operations activities discussed above. Gross profit in our microelectronics product lines decreased 10 percent to $155.0 million in 2008 from $172.8 million in 2007. Gross profit margins in our microelectronics product lines were approximately 50 percent in both 2008 and 2007. The 2008 gross profit margins included benefits from the distributor settlement (approximately 100 basis points) and the business interruption claim recovery (approximately 80 basis points), both mentioned above. Gross profit margins were unfavorably affected by the volume and average selling price declines discussed above and higher logistics costs due to fuel surcharges in the first half of 2008. The 2007 gross profit margins in our microelectronics product lines were negatively affected by lower shipment volumes in our materials packaging product lines due to flat-panel display market softness in the first half of 2007, $1.1 million of increased customs expenses on imported goods from the U.S. to an overseas subsidiary, and also due to the consequences of a manufacturing defect, which was since remedied. Gross profit in our life sciences product lines increased 31 percent to $11.5 million in 2008 compared to $8.8 million in 2007. Gross profit margins in our life sciences product lines declined by over 200 basis points from 42 percent in 2007 to 40 percent in 2008. The primary reasons for the decline in gross profit margins in the life sciences product lines were the realignment of certain supply chain and operations activities discussed above (negative effect of approximately 480 basis points), partially offset by average selling price increases for certain products (favorable effect of approximately 85 basis points), and the benefit from the LevTech acquisition (approximately 200 basis points).

*Research and Development Expenses.* R&D increased 26.5 percent to $37.8 million in 2008 from $29.9 million in 2007. The increase in R&D spending was primarily caused by planned increases in spending associated with High Productivity Development activities related to cleans chemistries (including $5.7 million of higher licensing and outsourced development costs, $3.0 million of higher staffing related expenses, and $0.7 million of higher equipment depreciation costs). As a percentage of revenues, R&D spending was 11.1 percent in 2008 compared to 8.2 percent in 2007. The spending in 2008 was higher as a percent of revenues than we had planned, primarily because revenues were lower than expected, for the reasons noted above.

*Selling, General, and Administrative Expenses.* SG&A decreased 10.5 percent (or $10.4 million) to $88.8 million in 2008 from $99.2 million in 2007. SG&A, as a percentage of revenues, decreased to 26.2 percent in 2008 compared to 27.3 percent in 2007. Approximately $6.0 million of the decline is due to the realignment of activities as a result of the functional organization changes mentioned above. Other cost reductions from 2007 include incentive compensation ($2.6 million), legal litigation costs ($2.4 million), and travel ($1.1 million), partially offset by net increases in salaries ($1.1 million) and facilities-related costs ($1.2 million).

*Operating Income (Loss).* Operating income decreased 24.0 percent to $39.9 million in 2008, or 11.8 percent of revenues, from $52.5 million in 2007, or 14.4 percent of revenues. These changes are from a variety of factors, as noted above.

*Interest Income.* Interest income decreased to $3.1 million in 2008 from $7.7 million in 2007. The primary reasons for the decrease were lower invested cash and marketable securities balances as a result of the Company's share repurchase program, the acquisition of LevTech, capital spending and other strategic investments, and lower rates of return given the significant reduction in market interest rates in 2008.

*Impairment of Investments.* In 2008, Ceradyne, Inc. completed its acquisition of SemEquip, Inc. ("SemEquip"), an entity in which ATMI had previously invested. Prior to the acquisition, ATMI's cost-basis investment in SemEquip was $2.2 million. ATMI received $0.6 million representing its share of the closing proceeds. As a result, we wrote off the remaining $1.6 million balance from our investment in SemEquip due to the uncertainty of collecting amounts in the future related to the earnout provisions of the deal. Also in 2008, due to changes in events and circumstances related to a convertible note due from an early-stage semiconductor materials venture that is in bankruptcy, we recognized an impairment charge of $1.8 million to fully write down the value of this convertible note.

*Other Income (Expense), Net.* The 2008 results include $0.6 million of losses from investments accounted for by the equity method, net of a $1.1 million gain, representing our after-tax, proportionate share from the sale of assets by an equity-method investee, a $2.0 million gain from the sale of a marketable security, and $0.6 million of realized losses on foreign exchange.

*Provision (Benefit) for Income Taxes.* In 2008, we reduced our income tax provision by $3.7 million (including interest), by reversing previously established reserves, as a result of the lapse of the applicable statute of limitations. The effective tax rate for 2008 was 17.0 percent compared to an effective tax rate of 31.8 percent in 2007. Excluding the tax benefit, our effective tax rate was 26.3 percent in 2008. The 2008 effective tax rate of 17.0 percent differs from the Federal statutory rate of 35.0 percent primarily due to R&D tax credits, the shift in mix of our pretax income to lower income tax jurisdictions, and the tax benefit described above. As of December 31, 2008, the Company had a net deferred tax asset on the balance sheet of $3.1 million, primarily because of temporary differences (i.e., accrued liabilities, inventory adjustments, equity-based compensation, and depreciation and amortization), state tax credit carryforwards, federal and state net operating loss carryforwards, and R&D tax credits in Taiwan.

**Liquidity and Capital Resources**

We assess liquidity in terms of our ability to generate cash to fund our operating and investing activities. Of particular importance to management are cash flows generated by operating activities and cash used for capital expenditures.

Until required for use in the business, we invest our cash reserves in bank deposits, certificates of deposit, money market securities, government and government-sponsored bond obligations, and other interest-bearing marketable debt instruments in accordance with our investment policy. We have contracted with investment advisers to invest our funds consistent with our investment policy. The value of our investments may

be adversely affected by increases in interest rates, instability in the global financial markets that reduces the liquidity of securities included in our portfolio, and by other factors which may result in other-than-temporary declines in value of the investments, which could affect our financial position and our overall liquidity. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio or sell investments for less than our acquisition cost. We attempt to mitigate these risks with the assistance of our investment advisors by investing in high quality securities and monitoring the overall risk profile of our portfolio. We also maintain a well-diversified portfolio that limits our credit exposure through concentration limits set within our investment policy.

We have financed our operating needs, capital expenditures, and share buybacks through cash flows from our operations, and existing cash. We expect to finance our current and planned operating requirements principally through cash from operations, as well as existing cash resources. We believe that these funds will be sufficient to meet our operating requirements for the foreseeable future. However, we may, from time to time, seek additional funding through a combination of additional equity and debt financings or from other sources.

Under existing tax laws, we plan to carry back the 2009 U.S. tax loss which is expected to result in a $10.9 million cash refund to be received in 2010.

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. We consider R&D and the development of new products and technologies an integral part of our growth strategy and a core competency of the Company. Likewise, we continue to make capital expenditures in order to expand and modernize manufacturing facilities around the globe and to drive efficiencies throughout the organization. Additionally, management considers, on a continuing basis, potential acquisitions of strategic technologies and businesses complementary to the Company's current business.

ATMI has entered into a pledge agreement with Anji Microelectronics Co., Ltd. ("Anji") for the issuance of a financial guarantee in order to assist Anji in retaining its bank financing. See Note 15 to the Consolidated Financial Statements for further discussion.

A summary of our cash flows follows (in thousands):

| Year Ended December 31, | **2009** | 2008 |
|---|---|---|
| Cash provided by (used for): | | |
| Operating activities | **$ 28,761** | $ 60,616 |
| Investing activities | **(18,596)** | (52,656) |
| Financing activities | **(995)** | (56,541) |
| Effects of exchange rate changes on cash | **942** | (1,600) |

Net cash provided by operating activities decreased by $31.9 million, primarily from:

- Decrease in net income of $40.0 million to a net loss of $6.7 million
- Decrease in cash used related to changes in inventories of $9.9 million, due to decreased demand, arising from weaker economic conditions, compared to prior year inventory growth which was required to meet customer demand throughout the prior year
- Cash used related to changes in deferred income taxes of $3.9 million
- Decrease in cash used by changes in accrued expenses of $5.4 million
- Increase in cash provided by change in accounts payable of $10.5 million, due primarily to timing of payments
- Decrease in cash provided by changes in accounts receivable of $23.4 million, due to the reduction in full year 2009 revenues and also to timing of collections.

Net cash used for investing activities decreased by $34.1 million, primarily from:

- Decrease in capital spending of $33.3 million, primarily because of the purchase of research tools used in our HPD activities in 2008
- Decrease in acquisitions of $33.1 million, due to the $27.7 million purchase of LevTech, Inc. and $5.4 million paid for certain assets acquired from Artelis in 2008
- Decrease in cash paid for cost-basis and equity-basis investments of $10.0 million, due to the investment in Intermolecular in 2008
- Increase in cash used for purchases of marketable securities of $21.7 million
- Decrease in cash proceeds from sales and maturities of marketable securities of $20.6 million.

Net cash used for financing activities decreased by $55.5 million, primarily from:

- Decrease in treasury stock purchases of $58.7 million
- Decrease in cash, due to a net reduction in the outstanding amount of our credit line of $1.7 million
- Reduction of proceeds from exercise of stock options of $1.4 million.

**Summary of Contractual Obligations**

This is a summary of consolidated debt, lease, purchase, and other obligations at December 31, 2009 (see Notes 4, 7, 8, 10, and 15 of the Consolidated Financial Statements), (in thousands):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| Contractual obligations: | **Total** | Less than 1 Year | 1-3 Years | 4-5 Years | Thereafter |
| Capital leases | **$ 106** | $ 53 | $ 47 | $ 6 | $ — |
| Operating leases | **$ 8,275** | 3,807 | 4,137 | 331 | — |
| Purchase obligations: | | | | | |
| Inventory | **$ 7,444** | 7,444 | — | — | — |
| Capital | **$ 502** | 502 | — | — | — |
| Other (1) | **$13,990** | 13,990 | — | — | — |
| Total | **$21,936** | 21,936 | — | — | — |
| Bank guarantee (2) | **$ 4,000** | 4,000 | — | — | — |
| Line of credit | **$ 483** | 483 | — | — | — |
| Other L/T liabilities (3) | **$ 4,387** | — | 3,933 | — | 454 |
| Total debt, lease, purchase, and other long-term liability obligations | **$39,187** | $30,279 | $8,117 | $337 | $454 |

(1) Includes $13.3 million commitment to purchase R&D services associated with a strategic alliance partner.
(2) On behalf of Anji Microelectronics Co., Ltd.
(3) Includes $3.8 million of asset retirement obligations.

See Note 10 to the Consolidated Financial Statements for further discussion on leases.

*Off-Balance Sheet Arrangements*

ATMI has entered into a pledge agreement with Anji Microelectronics Co., Ltd. ("Anji") for the issuance of a financial guarantee up to $4.0 million in order to assist Anji in securing bank financing, which is to expire no later than June 30, 2010. ATMI's guarantee is secured by Anji's assets and additional equity interests in Anji's operating subsidiaries. We believe that, based on independent credit rating agency research, and our knowledge of their business, Anji continues to be an acceptable credit risk. The fair value of the financial guarantee is $0.2 million at December 31, 2009.

*Operations Outside the United States*

For the years ended December 31, 2009, 2008, and 2007, sales outside the United States, including Asia and Europe, accounted for 80.2 percent, 77.3 percent, and 76.7 percent, respectively, of the Company's revenues. Sales to Taiwan for the years ended December 31, 2009, 2008, and 2007 were 21.8 percent, 23.5 percent, and 24.5 percent, respectively, of the Company's revenues. Sales to Japan for the years ended December 31, 2009, 2008, and 2007 were 14.3 percent, 12.7 percent, and 12.6 percent, respectively, of the Company's revenues. Sales to South Korea for the years ended December 31, 2009, 2008, and 2007 were 20.2 percent, 13.8 percent, and 13.5 percent, respectively, of the Company's revenues. Management anticipates that the Company's sales outside the United States will continue to account for a significant percentage of total revenues. The Company has wholly-owned subsidiaries in Taiwan, Singapore, China, Japan, and Germany where the Company sells and services several product lines. The Company also has a wholly-owned subsidiary in South Korea that manufactures, sells, and distributes materials packaging, materials delivery equipment, and thin-film materials to the semiconductor and flat-panel display markets in South Korea. In addition, the Company has a wholly-owned subsidiary in Belgium where it manufactures and sells high-purity materials packaging products primarily to the life sciences industry.

**Cautionary Statements Under the Private Securities Litigation Reform Act of 1995**

*Forward-Looking Statements*

Disclosures included in this Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as "anticipate," "plan," "believe," "seek," "estimate," "expect," "could," and words of similar meanings and include, without limitation, statements about the expected future business and financial performance of ATMI such as financial projections, expectations for demand and sales of new and existing products, customer and supplier relationships, research and development programs, market and technology opportunities, international trends, business strategies, business opportunities, objectives of management for future operations, microelectronics

industry (including wafer start) growth, and trends in the markets in which the Company participates. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks, and changes in circumstances that are difficult to predict. Investors and others should consider the cautionary statements and risk factors discussed on Form 10-K. Actual outcomes and results may differ materially from these expectations and assumptions because of changes in political, economic, business, competitive, market, regulatory, and other factors. ATMI undertakes no obligation to update publicly or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

## Quantative and Qualitative Disclosures about Market Risk

*Interest Rate Risk*

As of December 31, 2009, the Company's cash and cash equivalents and marketable securities included bank deposits, certificates of deposit, money market securities, and government and government-sponsored bond obligations. As of December 31, 2009, an increase of 100 basis points in interest rates on securities with maturities greater than one year would reduce the fair value of the Company's marketable securities portfolio by approximately $0.7 million. Conversely, a reduction of 100 basis points in interest rates on securities with maturities greater than one year would increase the fair value of the Company's marketable securities portfolio by approximately $0.5 million.

*Foreign Currency Exchange Risk*

Most of the Company's sales are denominated in U.S. dollars and as a result, the Company has limited exposure to foreign currency exchange risk with respect to sales made. Approximately 36 percent of the Company's revenues for the year ended December 31, 2009 were denominated in Japanese Yen ("JPY"), Korean Won, and Euros, but a majority of the product is sourced in U.S. dollars. Management periodically reviews the Company's exposure to currency fluctuations. This exposure may change over time as business practices evolve and could have a material effect on the Company's financial results in the future. We use forward foreign exchange contracts to hedge specific exposures relating to intercompany payments and anticipated, but not yet committed, intercompany sales (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices). The terms of the forward foreign exchange contracts are generally matched to the underlying transaction being hedged, and are typically under one year.

Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. We recognize in earnings (Other income (expense), net) changes in the fair value of all derivatives designated as fair value hedging instruments that are highly effective and recognize in Accumulated other comprehensive income any changes in the fair value of all derivatives designated as cash flow hedging instruments that are highly effective and meet the other related accounting requirements. We generally do not hedge overseas sales denominated in foreign currencies or translation exposures. Further, we do not enter into derivative instruments for trading or speculative purposes and all of our derivatives were highly effective throughout the periods reported.

At December 31, 2009, we held forward foreign currency exchange contracts as fair value hedges with notional amounts totaling $2.9 million, which are being used to hedge recorded foreign denominated liabilities and which will be settled in either JPY or New Taiwan Dollars (NTD). The functional currency of our Taiwanese subsidiary is U.S. dollars. We have opened a foreign currency position to hedge a significant local currency prepayment made by our Taiwanese subsidiary related to income tax exposures. Holding other variables constant, if there were a 10 percent decline in foreign exchange rates for the JPY and NTD, the fair market value of the foreign exchange contracts outstanding at December 31, 2009 would increase by approximately $0.3 million, which would be expected to be fully offset by foreign exchange gains on the amounts being hedged. The effect of an immediate 10 percent change in other foreign exchange rates would not be expected to have a material effect on the Company's future operating results or cash flows.

*Changes in Market Risk*

The global recession, driven initially by the crisis in global credit and financial markets, has caused extreme disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that there will not be further deterioration in credit and financial markets and confidence in economic conditions. These economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. The current constriction of credit in financial markets may continue to lead consumers and businesses to postpone spending, which may cause our customers to continue to aggressively manage their inventories and delay their future orders with us. In addition, financial difficulties experienced by our suppliers or distributors could result in product delays, increased accounts receivable defaults, and inventory challenges. The likely duration and severity of the current disruptions in the credit and financial markets remains uncertain and continues to have a negative effect on global economic conditions, and if the current economic conditions continue or deteriorate, our business and results of operations could be materially and adversely affected.

## Controls and Procedures

*Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures*

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective in that they provided reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

# Consolidated Balance Sheets

(in thousands, except per share data)

| December 31, | **2009** | 2008 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 64,738** | $ 54,626 |
| Marketable securities, current | **32,650** | 37,739 |
| Accounts receivable, net of allowances of $2,287 and $958, respectively | **44,184** | 42,229 |
| Inventories, net | **53,761** | 55,986 |
| Income taxes receivable | **10,844** | 4,847 |
| Deferred income taxes | **8,027** | 6,947 |
| Prepaid expenses and other current assets | **19,383** | 15,585 |
| Total current assets | **233,587** | 217,959 |
| Property, plant, and equipment, net | **124,609** | 136,425 |
| Goodwill | **33,394** | 33,355 |
| Other intangibles, net | **23,202** | 27,202 |
| Marketable securities, non-current | **10,590** | 3,655 |
| Deferred income taxes, non-current | **2,707** | 1,581 |
| Other non-current assets | **31,487** | 32,887 |
| Total assets | **$ 459,576** | $ 453,064 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | **$ 14,788** | $ 12,867 |
| Accrued liabilities | **4,804** | 5,277 |
| Accrued salaries and related benefits | **4,480** | 6,445 |
| Income taxes payable | **1,800** | 635 |
| Loans and notes payable, current | **483** | 1,102 |
| Other current liabilities | **3,328** | 1,538 |
| Total current liabilities | **29,683** | 27,864 |
| Deferred income taxes, non-current | **6,916** | 5,469 |
| Other non-current liabilities | **11,487** | 10,834 |
| Stockholders' equity: | | |
| Preferred stock, par value $.01 per share: 2,000 shares authorized; none issued | **—** | — |
| Common stock, par value $.01 per share: 100,000 shares authorized; 39,354 and 39,199 issued and 31,388 and 31,268 outstanding in 2009 and 2008, respectively | **393** | 392 |
| Additional paid-in capital | **426,436** | 421,040 |
| Treasury stock at cost (7,966 and 7,931 shares in 2009 and 2008, respectively) | **(227,670)** | (227,101) |
| Retained earnings | **208,927** | 214,300 |
| Accumulated other comprehensive income | **3,404** | 266 |
| Total stockholders' equity | **411,490** | 408,897 |
| Total liabilities and stockholders' equity | **$ 459,576** | $ 453,064 |

See accompanying notes.

# Consolidated Statements of Operations

(in thousands, except per share data)

| Year Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Revenues | **$254,704** | $339,063 | $364,088 |
| Cost of revenues | **152,520** | 172,551 | 182,480 |
| Gross profit | **102,184** | 166,512 | 181,608 |
| Operating expenses: | | | |
| Research and development | **37,162** | 37,809 | 29,879 |
| Selling, general, and administrative | **76,359** | 88,781 | 99,227 |
| Total operating expenses | **113,521** | 126,590 | 129,106 |
| Operating income (loss) | **(11,337)** | 39,922 | 52,502 |
| Interest income | **1,196** | 3,126 | 7,689 |
| Impairment of investments | **(2,486)** | (3,432) | — |
| Other income (expense), net | **(1,029)** | 530 | (788) |
| Income (loss) before income taxes | **(13,656)** | 40,146 | 59,403 |
| Provision (benefit) for income taxes | **(6,996)** | 6,819 | 18,864 |
| Net income (loss) | **$ (6,660)** | $ 33,327 | $ 40,539 |
| Earnings (loss) per common share—basic | **$(0.21)** | $1.06 | $1.19 |
| Weighted-average shares outstanding—basic | **31,398** | 31,447 | 34,169 |
| Earnings (loss) per common share—diluted | **$(0.21)** | $1.04 | $1.16 |
| Weighted-average shares outstanding—diluted | **31,398** | 32,078 | 35,093 |

See accompanying notes.

# Consolidated Statements of Stockholders' Equity

| (in thousands) | Common Stock | Additional Paid-in Capital | Treasury Stock | Retained Earnings | Accumulated Other Compre-hensive Income | Total |
|---|---|---|---|---|---|---|
| **Balance at December 31, 2006** | $383 | $389,346 | $(100,305) | $140,434 | $ 5,638 | $435,496 |
| Issuance of 589 shares of common stock pursuant to the exercise of employee stock options | 6 | 13,692 | — | — | — | 13,698 |
| Issuance of 17 shares of common stock pursuant to the employee stock purchase plan | 1 | 498 | — | — | — | 499 |
| Purchase of 2,224 treasury shares | — | — | (68,539) | — | — | (68,539) |
| Equity-based compensation | — | 7,598 | — | — | — | 7,598 |
| Income tax benefit from equity-based compensation | — | 1,289 | — | — | — | 1,289 |
| Net income | — | — | — | 40,539 | — | 40,539 |
| Reclassification adjustment related to marketable securities sold in unrealized loss position, net of $694 tax provision | — | — | — | — | 1,182 | 1,182 |
| Change in fair value on available-for-sale securities, net of deferred income tax of $64 | — | — | — | — | 186 | 186 |
| Change in fair value of derivative financial instruments, net of deferred income tax of $46 | — | — | — | — | 78 | 78 |
| Cumulative translation adjustment | — | — | — | — | 2,357 | 2,357 |
| Comprehensive income | — | — | — | — | — | 44,342 |
| **Balance at December 31, 2007** | 390 | 412,423 | (168,844) | 180,973 | 9,441 | 434,383 |
| Issuance of 60 shares of common stock pursuant to the exercise of employee stock options | 1 | 1,318 | — | — | — | 1,319 |
| Issuance of 15 shares of common stock pursuant to the employee stock purchase plan | — | 324 | — | — | — | 324 |
| Purchase of 2,113 treasury shares | — | — | (58,257) | — | — | (58,257) |
| Equity-based compensation | — | 6,700 | — | — | — | 6,700 |
| Income tax benefit from equity-based compensation | — | 276 | — | — | — | 276 |
| Other | 1 | (1) | — | — | — | — |
| Net income | — | — | — | 33,327 | — | 33,327 |
| Reclassification adjustment related to marketable securities sold in unrealized gain position, net of $925 tax provision | — | — | — | — | (1,574) | (1,574) |
| Change in fair value on available-for-sale securities, net of deferred income tax of $938 | — | — | — | — | (1,598) | (1,598) |
| Reclassification adjustment to earnings related to derivative financial instruments, net of deferred income tax of $46 | — | — | — | — | (78) | (78) |
| Cumulative translation adjustment | — | — | — | — | (5,925) | (5,925) |
| Comprehensive income | — | — | — | — | — | 24,152 |
| **Balance at December 31, 2008** | 392 | 421,040 | (227,101) | 214,300 | 266 | 408,897 |
| Issuance of 15 shares of common stock pursuant to the exercise of employee stock options | — | **236** | — | — | — | **236** |
| Purchase of 35 treasury shares | — | — | **(569)** | — | — | **(569)** |
| Equity-based compensation | — | **5,740** | — | — | — | **5,740** |
| Income tax deficiency from equity-based compensation | — | **(579)** | — | — | — | **(579)** |
| Other | **1** | **(1)** | — | — | — | — |
| Cumulative effect of adoption of new accounting standard | — | — | — | **1,287** | **(1,287)** | — |
| Net loss | — | — | — | **(6,660)** | — | **(6,660)** |
| Reclassification adjustment related to marketable securities sold in net unrealized gain position, net of $32 tax provision | — | — | — | — | **(55)** | **(55)** |
| Change in fair value on available-for-sale securities, net of deferred income tax of $1,139 | — | — | — | — | **1,940** | **1,940** |
| Cumulative translation adjustment | — | — | — | — | **2,540** | **2,540** |
| Comprehensive loss | — | — | — | — | — | **(2,235)** |
| **Balance at December 31, 2009** | **$393** | **$426,436** | **$(227,670)** | **$208,927** | **$3,404** | **$411,490** |

See accompanying notes.

# Consolidated Statements of Cash Flows

(in thousands)

| Year Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income (loss) | **$ (6,660)** | $ 33,327 | $ 40,539 |
| Adjustments to reconcile net income (loss) to cash provided by operating activities: | | | |
| Depreciation and amortization | **26,799** | 24,141 | 21,795 |
| Provision for bad debt | **1,381** | 300 | — |
| Provision for inventory obsolescence | **2,093** | 1,544 | 856 |
| Deferred income taxes | **(1,880)** | 2,039 | (1,507) |
| Income tax benefit (deficiency) from share-based payment arrangements | **(579)** | 276 | 1,289 |
| Excess tax benefit from share-based payment arrangements | **—** | (241) | (974) |
| Equity-based compensation expense | **5,740** | 6,700 | 7,598 |
| Realized gain on marketable securities | **—** | (1,967) | — |
| Long-lived asset impairments | **7,298** | 177 | 815 |
| Loss from equity-method investments | **1,167** | 649 | 989 |
| Impairment of investments | **2,486** | 3,432 | — |
| Other | **281** | 29 | 98 |
| Changes in operating assets and liabilities, net of effect of acquisitions: | | | |
| Accounts receivable | **(2,790)** | 20,608 | (4,386) |
| Inventories | **400** | (9,489) | (760) |
| Other assets | **(3,767)** | 2,579 | (8,563) |
| Accounts payable | **1,808** | (8,698) | 2,163 |
| Accrued expenses | **(2,446)** | (7,821) | (8,412) |
| Income taxes | **(4,983)** | (5,755) | 3,868 |
| Other liabilities | **2,413** | (1,214) | 9,536 |
| Net cash provided by operating activities | **28,761** | 60,616 | 64,944 |
| **Investing activities** | | | |
| Capital expenditures | **(17,318)** | (50,621) | (35,271) |
| Proceeds from the sale of property, plant, and equipment | **33** | 26 | 347 |
| Acquisitions of cost-basis and equity-basis investments | **—** | (10,000) | (3,301) |
| Acquisitions, net of cash acquired | **—** | (33,091) | — |
| Purchases of marketable securities | **(66,540)** | (44,856) | (240,101) |
| Proceeds from sales or maturities of marketable securities | **65,243** | 85,886 | 298,800 |
| Other | **(14)** | — | — |
| Net cash provided by (used for) investing activities | **(18,596)** | (52,656) | 20,474 |
| **Financing activities** | | | |
| Excess tax benefit from share-based payment arrangements | **—** | 241 | 974 |
| Purchases of treasury stock | **(569)** | (59,234) | (68,400) |
| Proceeds from exercise of stock options | **236** | 1,643 | 14,195 |
| Credit line borrowings | **5,675** | 13,917 | — |
| Credit line repayments | **(6,291)** | (12,815) | — |
| Other | **(46)** | (293) | (63) |
| Net cash used for financing activities | **(995)** | (56,541) | (53,294) |
| Effects of exchange rate changes on cash and cash equivalents | **942** | (1,600) | (913) |
| Net increase (decrease) in cash and cash equivalents | **10,112** | (50,181) | 31,211 |
| Cash and cash equivalents, beginning of period | **54,626** | 104,807 | 73,596 |
| Cash and cash equivalents, end of period | **$ 64,738** | $ 54,626 | $104,807 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash interest paid | **$ 188** | $ 229 | $ 46 |
| Cash income taxes paid | **$ 1,552** | $ 14,109 | $ 13,993 |

See accompanying notes.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Description of Business

ATMI, Inc. (the "Company," "ATMI," or "we") believes it is among the leading suppliers of high performance materials, materials packaging, and materials delivery systems used worldwide in the manufacture of microelectronics devices. Our products consist of "front-end" semiconductor performance materials, sub-atmospheric pressure gas delivery systems for safe handling and delivery of toxic and hazardous gases to semiconductor process equipment, and high-purity materials packaging and dispensing systems that allow for the reliable introduction of low volatility liquids and solids to microelectronics and biopharmaceutical processes. ATMI targets semiconductor and flat-panel display manufacturers, whose products form the foundation of microelectronics technology rapidly proliferating through the consumer products, information technology, automotive, and communications industries. The market for microelectronics devices is continually changing, which drives demand for new products and technologies at lower cost. ATMI's customers include many of the leading semiconductor and flat-panel display manufacturers in the world who target leading-edge technologies. ATMI also addresses an increasing number of critical materials handling needs for the life sciences markets. Our proprietary containment, mixing, and bioreactor technologies are sold to the biotechnology and laboratory markets, which we believe offer significant growth potential. ATMI's objective is to meet the demands of our microelectronics and life sciences customers with solutions that maximize the efficiency of their manufacturing processes, reduce capital costs, and minimize the time to develop new products and integrate them into their processes.

### Consolidation

The consolidated financial statements include the accounts of all subsidiaries where control exists. Equity investments generally consist of 20 percent- to 50 percent-owned operations where the Company exercises significant influence. Operations less than 20 percent owned, where the Company does not exercise significant influence, are generally carried at cost. Earnings from equity investments are reported, net of income taxes, within the caption, "Other income (expense), net" on the Consolidated Statements of Operations. Intercompany transactions have been eliminated.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. While actual results could differ, management believes such estimates to be reasonable.

### Revenue Recognition and Accounts Receivable

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Revenues from product sales are generally recognized upon delivery to a common carrier when terms are equivalent to free-on-board ("FOB") origin and upon receipt by a customer when terms are equivalent to FOB destination. In instances where final acceptance of equipment is specified by the purchase agreement, revenue is deferred until all acceptance criteria have been satisfied. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. We accrue for sales returns, warranty costs, and other allowances based on a current evaluation of our experience based on stated terms of the transactions.

The Company uses an exclusive contract manufacturer (Matheson Tri-Gas), which is also an exclusive distribution partner, for the manufacture and distribution of its SDS products (the "Licensed Products"). Under the terms of the manufacturing agreement, ATMI retains the right to manufacture 25 percent of all Licensed Products, while the contract manufacturer has the right to manufacture 75 percent of all Licensed Products. Upon completion of manufacture, ATMI purchases all Licensed Products produced by the contract manufacturer. Under the terms of the distribution agreement, ATMI receives payment from the distributor based upon a formula which is dependent on the sale price obtained by the distributor to its customer. ATMI recognizes revenue from the sale of Licensed Products to this distribution partner when the distributor sells the Licensed Products to its customers, because that is when the sales price becomes fixed and determinable by the Company. During the years ended December 31, 2009, 2008, and 2007, ATMI recognized $37.9 million, $83.8 million, and $86.4 million of revenues from this distributor, respectively. During the years ended December 31, 2009, 2008, and 2007, ATMI recognized revenues from a Taiwanese foundry of $36.2 million, $36.6 million, and $38.9 million, respectively.

Billings to customers for shipping and handling are included in revenues. Costs incurred for shipping and handling of products are charged to cost of revenues. Credit is extended to customers based on an evaluation of each customer's financial condition; generally, collateral is not required. However, given the current economic environment, several customers have been put on cash terms. Revenues are presented in the Consolidated Financial Statements net of sales allowances and discounts. Accounts receivable are presented in the Consolidated Financial Statements net of the allowance for doubtful accounts. Taxes collected from customers and remitted to governmental authorities are presented on a net basis; that is, they are excluded from revenues.

### Allowance for Doubtful Accounts

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of the markets we operate in and the financial viability of specific customers. In an effort to identify adverse trends, we assess the financial health of the markets we operate in and perform periodic credit evaluations of our customers and ongoing reviews of account balances and aging of receivables. Amounts

are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted.

### Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, accounts receivable, and currency forward exchange contracts. The Company invests its cash and cash equivalents and marketable securities in U.S. Government and municipal debt obligations and other corporate debt obligations. The Company had amounts due from two customers that accounted for approximately 38 percent and 39 percent of accounts receivable at December 31, 2009 and 2008, respectively.

### Research and Development

Costs associated with the development of new products and improvements to existing products are charged to expense as incurred.

### Cash and Cash Equivalents and Marketable Securities

Highly liquid investments with maturities of three months or less, when acquired, are classified as cash and cash equivalents. Investments in publicly traded securities with maturities greater than three months, when acquired, are classified as marketable securities.

All of the Company's marketable securities are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses included in stockholders' equity as a component of Accumulated other comprehensive income, net of applicable taxes. We regularly review the fair value of marketable security declines below amortized cost basis to evaluate whether the decline is other-than-temporary. In making this determination, the Company considers all available evidence including, among other things, considering the duration and extent of the decline and the economic factors influencing the market to determine if the fair value will recover to equal or exceed the amortized cost. If we determine that the fair value will not recover, an other-than-temporary impairment is recognized, net of applicable taxes.

In April 2009, the guidance on the recognition and presentation of other-than-temporary impairments was amended for debt securities, like our Massachusetts Student Loan Portfolio ("MEFA") auction rate security, requiring us to determine both the credit and non-credit components when we conclude an investment has an other-than-temporary impairment. The change resulted in a second quarter 2009 recognition of a cumulative-effect adjustment to retained earnings, with a corresponding adjustment to the Consolidated Balance Sheets within the caption "Accumulated other comprehensive income" because we recognized a non-cash other-than-temporary impairment of $2.4 million for our auction rate security in the first quarter of 2009. As part of the transition of adoption, we determined the amount of the impairment related to credit loss and the amount related to all other factors. Since we concluded that we had no current intent to sell this security and it was not more likely than not that we will be required to sell the security before anticipated recovery of its remaining amortized cost, we adjusted "Accumulated other comprehensive income (loss)" for the component of the impairment loss due to all other factors, net of tax. Of the total $2.4 million pretax loss recognized in the first quarter of 2009, we determined the credit loss was $0.3 million and the loss due to other factors was $2.1 million. The credit loss of $0.3 million is being accreted to the cost basis of the security ratably over the expected term of the security, currently estimated to be 16 years. The estimated fair value of the auction rate security was $2.6 million at December 31, 2009. See Note 6 for further discussion regarding the auction rate security.

Marketable securities that are in a temporarily impaired position, where management has the ability and intent to hold until anticipated recovery or maturity, are classified as either current or non-current based on the remaining contractual maturity of the security. Those securities in a temporarily impaired position with contractual maturities greater than one year are classified as non-current.

As part of our ongoing cash management optimization efforts during 2009, the Company determined not to renew our South Korean time deposits which were classified as marketable securities in 2008. At December 31, 2009 and 2008, the Company had no time deposits and $9.5 million, respectively, in South Korea. At December 31, 2009, the proceeds from the time deposits were held in U.S. investment accounts to preserve liquidity.

### Non-marketable Equity Securities

We selectively invest in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support an ATMI product or initiative. At December 31, 2009, the carrying value of our portfolio of strategic investments in non-marketable equity securities totaled $22.1 million ($22.4 million at December 31, 2008), of which $14.0 million are accounted for at cost ($13.2 million at December 31, 2008), and $8.1 million are accounted for using the equity method of accounting ($9.2 million at December 31, 2008). Non-marketable equity securities are included in the Consolidated Balance Sheets under the caption "Other non-current assets." ATMI's share of the income or losses of all equity-method investees, using the most current financial information available, which is one month behind ATMI's normal closing date, is included in our results of operations from the investment date forward.

We review our investments quarterly for indicators of impairment; however, for non-marketable equity securities, the impairment analysis may require significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity, and the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation.

Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other-than-temporarily impaired, in which case we write the investment down to its fair value, using the framework described in ASC 820, "Fair Value Measurements and Disclosures." When an investee is not considered viable from a financial or technological point of view, we write down the entire investment since we consider the estimated fair market value to be nominal. If an investee obtains additional funding at a valuation lower than our carrying amount or requires a new round of equity funding to stay in operation and the new funding does not appear imminent, we presume that the

investment is other-than-temporarily impaired, unless specific facts and circumstances indicate otherwise. We had no impairments in our portfolio of non-marketable equity securities in 2009 ($1.6 million in 2008 and none in 2007). Recognized losses associated with investment impairments are included in the Consolidated Statements of Operations under the caption "Impairment of investments."

In July 2005, ATMI purchased 30 percent of the outstanding common stock of Anji Microelectronics Co., Ltd. ("Anji"), an entity in the development stage of researching and developing advanced semiconductor materials, with primary operations in Shanghai, China. We have determined that Anji is a variable interest entity. However, we have determined that we are not the primary beneficiary of Anji because we are not expected to absorb the majority of the expected losses or gains, nor would ATMI receive a majority of the expected residual returns. ATMI accounts for this investment using the equity method of accounting. The carrying value of ATMI's investment in Anji exceeds ATMI's share of Anji's net assets by approximately $5.3 million. The carrying value of our investment in Anji represents the cash paid, less our share of the cumulative losses, and pursuant to an independent valuation obtained, the excess purchase price over the underlying net assets is deemed to be goodwill. At December 31, 2009, the fair value of a guarantee ATMI provided on behalf of Anji was $0.2 million (see Note 15) and our maximum exposure to loss is $9.3 million, and consists of $6.0 million of our carrying value in this investment, plus $3.3 million associated with Anji's bank line of credit, which is guaranteed by ATMI.

### Inventories

Inventories are stated at the lower of cost or market, using the first-in, first-out ("FIFO") method. Inventory valuation reserves are established in order to report inventories at the lower of cost or market value on our Consolidated Balance Sheets. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventory cost. Other factors that management considers in determining these reserves include whether individual inventory parts or chemicals meet current specifications and cannot be substituted for, or reworked into, a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives.

As of December 31, 2009 and 2008, we had $2.6 million and $2.4 million, respectively, of inventory valuation reserves recorded.

### Property, Plant, and Equipment, net

Property, plant, and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 to 35 years (see Note 7). The estimated useful life represents the projected period of time that the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets and technological life cycles. Circumstances and events relating to these assets are monitored to ensure that changes in asset lives or impairments are identified and prospective depreciation expense or impairment expense is adjusted accordingly. The depreciation periods used are: buildings, 15 to 35 years; machinery and equipment, 5 to 10 years; computer equipment and software, 3 to 7 years; cylinders and canisters, 7 to 10 years; furniture and fixtures, 5 years; and leasehold improvements, over the lesser of the lease term or estimated useful life. We use accelerated depreciation methods for tax purposes where appropriate.

### Asset-Retirement Obligations

An asset-retirement obligation ("ARO") is recognized in the period in which sufficient information exists to determine the fair value of the liability with a corresponding increase to the carrying amount of the related property, plant, and equipment which is then depreciated over its useful life. The liability is initially measured at fair value and then accretion expense is recorded in each subsequent period. The Company's AROs are primarily associated with four leased facilities where we have made substantial modifications to the leased property and we are obligated to restore the facilities at the end of the contractual term of each lease. See Note 10 for further discussion on leases.

### Income Taxes

Current income taxes are determined based on estimated taxes payable or refundable on tax returns for the current year. Deferred income taxes are determined using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the benefit of an income tax position only if it is more likely than not (greater than 50 percent) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws, which is included in income tax expense. See Note 11 for more information and disclosures on income taxes.

### Fair Value of Financial Instruments

The Company measures and reports financial assets and financial liabilities on a fair value basis, consistent with ASC 820, "Fair Value Measurements and Disclosures," using the following three categories for classification and disclosure purposes:

Level 1—Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities consist of cash, certificates of deposit, money market fund deposits, certain of our marketable equity instruments, and forward foreign currency exchange contracts that are traded in an active market with sufficient volume and frequency of transactions.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from, or corroborated by, observable market data for substantially the full term of the assets or liabilities. Level 2 assets include certain of our marketable debt instruments with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. At December 31, 2009, our auction-rate-security is the only item reflected in this category.

See Note 6 for more information on the methods and assumptions used to estimate the fair value of our other financial instruments.

### Foreign Currency Exchange Contracts

We use forward foreign currency exchange contracts to hedge specific or anticipated exposures relating to intercompany payments (primarily U.S. export sales to subsidiaries at pre-established U.S. dollar prices), intercompany loans, and other specific and identified exposures. The terms of the forward foreign currency exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction.

Changes in the fair value of derivatives designated as fair-value hedges are recognized in earnings as an offset to the change in the fair values of the underlying exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in the Consolidated Balance Sheets within the caption "Accumulated other comprehensive income (loss)" and are recognized in earnings as the underlying hedged transaction occurs. Any ineffectiveness is recognized in earnings immediately. We do not enter into derivative instruments for trading or speculative purposes and all of our derivatives were highly effective throughout the periods reported. At December 31, 2009, we did not have any cash flow hedges outstanding.

Counterparties to forward foreign currency exchange contracts are primarily major banking institutions with credit ratings of investment grade or better, and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote.

### Goodwill and Other Indefinite-Lived Intangible Assets

The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of October 31, 2009, which primarily incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. No goodwill impairment has been recorded to date.

### Other Long-Lived Assets

We evaluate the potential impairment of other long-lived assets when indicators of impairment are present. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value. We amortize acquired patents and other amortizable intangible assets over their estimated useful lives. All amortizable intangible assets are amortized using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 14 years.

### Intercompany Loans

In certain circumstances, the Company maintains intercompany agreements with and among our wholly-owned subsidiaries under which funds are provided to subsidiaries to finance general business activities. Since settlement of these agreements is not expected in the foreseeable future, and there is no repayment schedule as part of the agreements, we treat these loans as permanent advances. Therefore, any associated foreign exchange gains and losses are deferred in Accumulated other comprehensive income in the period in which they arise.

### Translation of Foreign Currencies

We conduct business in many different currencies and, accordingly, are subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of many of our foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency-denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of Stockholders' equity.

### Equity-based Compensation

The Company recognizes compensation expense in its Consolidated Financial Statements for all share-based payments granted based on the fair value on the date of grant. For share-based payments granted with a service period vesting restriction, compensation expense is recognized on a straight-line basis over the awards' respective vesting period. For share-based payments granted with a performance condition, we accrue compensation expense when we determine it is probable that the awards will be earned.

### Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17, "Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities." This Statement amends previous guidance to require us to perform an analysis of our existing investments to determine whether our variable interest or interests give us a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of significant effect on a variable interest entity and the obligation to absorb losses or receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. It also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not anticipate a material impact from the adoption of this standard.

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (Topic 605)." This Update provides amendments to the criteria in Subtopic 605-24 for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable which includes

vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This Update also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement. Finally, this Update expands the disclosure requirements regarding a vendor's multiple-deliverable revenue arrangements. This Update is effective for fiscal years beginning on or after June 15, 2010. We do not anticipate any material impact from this Update.

In January 2010, the FASB issued ASU 2010-02, "Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification." This Update provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify that the scope of the decrease in ownership provisions applies to (1) A subsidiary or group of assets that is a business or nonprofit activity; (2) A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and (3) An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity-method investee or joint venture). If a decrease in ownership occurs in a subsidiary that is not a business, an entity first needs to consider whether the substance of the transaction causing the decrease in ownership is addressed in other U.S. GAAP, such as transfers of financial assets, revenue recognition, exchanges of nonmonetary assets, sales of in substance real estate, or conveyances of oil and gas mineral rights, and apply that guidance as applicable. If no other guidance exists, an entity should apply the guidance in ASC 810-10. We do not anticipate any material impact from this Update.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)." This Update provides amendments to Subtopic 820-10 and related guidance within U.S. GAAP to require disclosure of the transfers in and out of Levels 1 and 2 and a schedule for Level 3 that separately identifies purchases, sales, issuances, and settlements. It also clarifies exposing disclosures requirements indicating that disaggregate information regarding classes of assets and liabilities that make up each level and more detail regarding valuation techniques and inputs. This Update is effective for fiscal years beginning on or after December 15, 2009 except for the disclosure regarding Level 3 activity which is effective for fiscal years beginning after December 15, 2010. We do not anticipate any material impact from this Update.

### Other

During the first quarter of 2009, we recognized a $1.5 million charge to increase our reserves for bad debt to cover exposures related to customer bankruptcy filings and uncertainties of collections due to the current general macroeconomic conditions. We subsequently recovered $0.1 million of this amount.

As a result of the global economic recession and related effect on our business, we amended an alliance agreement in 2009 to better align the timing of certain high-productivity development ("HPD") capabilities support activities to the expected timing of our customer integration activities. The amendment reduced the amount we were contractually committed to pay for these support activities in 2009 and confirms commitments to pay for these incremental activities in 2010. These incremental activities in 2010 are expected to add $3.0 million of expense in that year. We plan to continue to actively invest in our HPD capabilities in the foreseeable future, because we believe this investment will drive significant new revenue opportunities in advanced materials and will be a competitive advantage for ATMI.

As a result of the redirection of certain supply chain and operations activities associated with the 2007 organizational changes (which we announced in September 2007, but which did not become effective until January 1, 2008), certain associated expenses have been realigned from selling, general, and administrative expense ("SG&A") to cost of revenues in 2008. These activities include those functions in two of our locations that were previously focused on supporting and administering plant operations, whereas in the current organization, those activities have been focused on improving our global supply chain capabilities and overall customer satisfaction. This change reduced gross margin and SG&A as a percentage of revenues in 2008 by approximately 180 basis points compared to 2007. Our 2009 organizational structure is consistent with 2008.

## 2. INSURANCE CLAIM RECOVERIES

We did not have any material claims or recoveries from our insurance carriers in 2009.

During 2007, a fire at a contract manufacturer in Taiwan destroyed approximately $1.8 million of ATMI's assets, all of which has been recovered from our insurers. As a result of the fire, we filed a business interruption claim with our insurance carrier during the second quarter of 2008, and recovered $2.4 million related to this claim, which has been recorded as an offset to cost of revenues in our Consolidated Statements of Operations, and has been included as a component of operating cash flows in our Consolidated Statements of Cash Flows.

### 3. MARKETABLE SECURITIES

Marketable Securities include at December 31, (in thousands):

| | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| | Cost | Gross Unrealized Gain (Loss) | Estimated Fair Value | Cost | Gross Unrealized Gain (Loss) | Estimated Fair Value |
| Securities in unrealized gain position: | | | | | | |
| Common stock | **$ 343** | **$ 2,029** | **$ 2,372** | $ 251 | $ 296 | $ 547 |
| Government debt obligations (1) | **7,321** | **51** | **7,372** | 22,325 | 205 | 22,530 |
| GS (2) debt obligations | **16,974** | **20** | **16,994** | 3,000 | 10 | 3,010 |
| Subtotal | **24,638** | **2,100** | **26,738** | 25,576 | 511 | 26,087 |
| Securities in unrealized loss position: | | | | | | |
| Common stock | **—** | **—** | **—** | 192 | (117) | 75 |
| Government debt obligations (1) | **909** | **(1)** | **908** | — | — | — |
| GS (2) debt obligations | **13,022** | **(29)** | **12,993** | — | — | — |
| Auction-rate security (3) | **4,672** | **(2,071)** | **2,601** | 5,000 | (1,345) | 3,655 |
| Subtotal | **18,603** | **(2,101)** | **16,502** | 5,192 | (1,462) | 3,730 |
| Securities at amortized cost: | | | | | | |
| Time deposits (4) | **—** | **—** | **—** | 9,502 | — | 9,502 |
| Government debt obligations (1) | **—** | **—** | **—** | 2,075 | — | 2,075 |
| Subtotal | **—** | **—** | **—** | 11,577 | — | 11,577 |
| Total marketable securities | **$43,241** | **$ (1)** | **$43,240** | $42,345 | $ (951) | $41,394 |

(1) State and municipal government debt obligations
(2) Government-sponsored
(3) Massachusetts Educational Financing Authority (MEFA) auction rate security—Par Value $5,000,000 less non-cash credit loss of $328,000
(4) In 2009, we did not renew our South Korean time deposits.

In 2008, we realized a $2.0 million gain on sale of an available-for-sale marketable equity security.

The amortized cost and estimated fair value of available-for-sale securities, by contractual maturity, as of December 31, 2009 are shown below (in thousands); expected maturities may differ from contractual maturities because the issuers of the securities may exercise the right to prepay obligations without prepayment penalties.

| | Cost | Estimated Fair Value |
|---|---|---|
| Due in one year or less | $24,537 | $24,566 |
| Due between one and three years | 13,689 | 13,701 |
| Auction-rate security (due in 2038) | 4,672 | 2,601 |
| | 42,898 | 40,868 |
| Common stock | 343 | 2,372 |
| | $43,241 | $43,240 |

As of December 31, 2009, 10 out of the 23 marketable securities currently held were in an unrealized loss position. This table shows the Company's marketable securities that were in an unrealized loss position at December 31, 2009, and also shows the duration of time the security had been in an unrealized loss position (in thousands):

| | Less Than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Government debt obligations | $ 908 | $ (1) | $ — | $ — | $ 908 | $ (1) |
| GS debt obligations | 12,993 | (29) | — | — | 12,993 | (29) |
| Auction-rate security | — | — | 2,601 | (2,071) | 2,601 | (2,071) |
| Total | $13,901 | $(30) | $2,601 | $(2,071) | $16,502 | $(2,101) |

See Note 6 for further discussion.

## 4. INVENTORIES

Inventories include at December 31, (in thousands):

| | **2009** | 2008 |
|---|---|---|
| Raw materials | **$14,985** | $15,588 |
| Work-in-process | **2,446** | 1,209 |
| Finished goods (1) | **38,924** | 41,558 |
| | **56,355** | 58,355 |
| Excess and obsolescence reserve | **(2,594)** | (2,369) |
| Inventories, net | **$53,761** | $55,986 |

(1) $4.9 million and $5.1 million of finished goods inventory resides at non-ATMI consignment locations at December 31, 2009 and 2008, respectively.

As of December 31, 2009, the Company had commitments for inventory purchases of $7.4 million.

## 5. FOREIGN CURRENCY EXCHANGE CONTRACTS

At December 31, 2009, we held forward foreign currency exchange contracts designated as fair value hedges with notional amounts totaling $2.9 million, of which $1.6 million will be settled in Taiwan Dollars and $1.3 million will be settled in Japanese Yen. The fair market value (gain or loss) on these contracts was not significant as of December 31, 2009.

At December 31, 2008, we held forward foreign currency exchange contracts designated as fair value hedges with notional amounts totaling $3.9 million, all of which were settled in Japanese Yen. The fair market value (gain or loss) on these contracts was not significant as of December 31, 2008.

## 6. FAIR VALUE MEASUREMENTS

At December 31, 2009 and 2008, we have included the fair value of our Auction Rate Security under the caption "Marketable securities, non-current" in the Consolidated Balance Sheets.

### Assets/Liabilities Measured at Fair Value on a Recurring Basis

This table summarizes the Company's assets (liabilities) measured at fair value on a recurring basis at December 31, 2009 (in thousands):

| | | Fair Value Measured Using | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets (Level1) | Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) |
| Cash, cash equivalents, and available-for-sale marketable securities | $107,978 | $67,110 | $38,267 | $2,601 |
| Foreign currency exchange contract liability | $ (116) | $ (116) | $ — | $ — |

The Company recorded gains of $0.2 million and $0.1 million for the years ended December 31, 2009 and 2008, respectively, and a loss of $0.5 million for the year ended December 31, 2007, under the caption "Other income (expense), net" in the Consolidated Statements of Operations, related to changes in the fair value of its financial instruments for forward foreign currency exchange contracts accounted for as fair value hedges.

During 2009, our valuation methodologies were consistent with previous years and there were no transfers into or out of Level 3 based on changes in observable inputs.

This table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009 (in thousands):

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | |
|---|---|---|
| | Available-For-Sale Marketable Securities | Total |
| Balance at December 31, 2008 | $ 3,655 | $ 3,655 |
| Total gains (losses), realized and unrealized: | | |
| Included in net income | **(328)** | **(328)** |
| Included in accumulated other comprehensive income | **(726)** | **(726)** |
| Purchases, issuances, and settlements, net | — | — |
| Transfers into (out of) Level 3 | — | — |
| **Balance at December 31, 2009** | **$2,601** | **$2,601** |

See Note 3 for further discussion.

**Assets/Liabilities Measured at Fair Value on a Nonrecurring Basis**

In accordance with the provisions of ASC 360, "Property, Plant, and Equipment," long-lived assets held and used with a carrying amount of $8.4 million were written down to their estimated fair values of $1.1 million, resulting in an impairment charge of $7.3 million in 2009. The fair value measurements were calculated using unobservable inputs (primarily using discounted cash flow analyses and reliance on market knowledge of internal experts), classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature. $3.1 million of the impairment charge is included in cost of revenues and is primarily related to the planned idling of manufacturing capacity of our gas products. $1.6 million of the impairment charge is included in research and development expense and is related primarily to idled equipment used in our research and development efforts. $2.6 million of the impairment charge is included in selling, general, and administrative expense and is primarily related to redundant enterprise management software. In 2009, we determined that the manufacturing capacity in our gas products line, which we had planned to idle earlier in the year, will continue normal production as we were not successful in our attempts to transition to vendor-sourced manufacturing.

In 2008, Ceradyne, Inc. ("Ceradyne") completed its acquisition of SemEquip, Inc., an entity in which ATMI had previously invested. Ceradyne paid $25 million in cash at the closing and is committed to contingent consideration up to $100 million over the next 15 years, based on SemEquip revenues achieved during that period. Prior to the acquisition, ATMI's cost-basis investment in SemEquip was $2.2 million. ATMI received $0.6 million representing its share of the closing proceeds and wrote off the remaining balance from our investment in SemEquip of $1.6 million due to the uncertainty of collecting any amounts in the future related to the earnout. The write off is included in the caption, "Impairment of investments," in the Consolidated Statements of Operations.

Also in 2008, due to changes in events and circumstances related to a convertible note due from an early-stage semiconductor materials venture, the fair value of this investment was significantly affected, resulting in a $1.8 million impairment charge, representing the full value of the note. ATMI's interest in this note, in the event of default, is secured by certain technology owned by the venture, but recoverability of amounts due became unlikely. The fair value measurement was calculated using unobservable inputs, classified as Level 3, requiring significant management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of this investment. The impairment charge is included in the caption, "Impairment of investments" in the Consolidated Statements of Operations. During 2009, we collected $0.5 million of amounts due under the note, which we recognized as a gain under the caption, "Other income (expense), net," in the Consolidated Statement of Operations. If further amounts due, including interest, are collected in the future, we will recognize a gain for those amounts.

Due to their nature, the carrying value of cash, receivables, and payables approximates fair value.

## 7. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net, consists of the following (in thousands):

| December 31, | 2009 | 2008 |
|---|---|---|
| Land | **$ 1,104** | $ 1,063 |
| Buildings | **25,453** | 24,910 |
| Machinery and equipment | **123,257** | 106,389 |
| Computer equipment and software | **37,293** | 35,485 |
| Cylinders and canisters | **37,230** | 34,744 |
| Furniture and fixtures | **2,640** | 2,713 |
| Leasehold improvements | **21,499** | 21,668 |
| Construction in progress | **6,260** | 15,353 |
| | **254,736** | 242,325 |
| Accumulated depreciation and amortization | **(130,127)** | (105,900) |
| | **$ 124,609** | $ 136,425 |

Depreciation and amortization expense for property, plant, and equipment for the years ended December 31, 2009, 2008, and 2007 was $22.3 million, $20.1 million, and $18.6 million, respectively.

Fully depreciated assets, which were no longer in use, of approximately $1.0 million and $3.0 million were written off in the years ended December 31, 2009 and 2008, respectively.

We recognized impairment losses from property, plant, and equipment of $7.3 million, $0.2 million, and $0.8 million in the years ended December 31, 2009, 2008, and 2007, respectively. Refer to Note 6 for additional information.

As of December 31, 2009, the Company had commitments for capital expenditures of $0.5 million.

This table shows amounts recorded in the Consolidated Statements of Operations related to depreciation and amortization expense for property, plant, and equipment (in thousands):

| Year Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Cost of revenues | **$10,633** | $ 9,207 | $ 7,499 |
| Research and development | **4,381** | 3,681 | 2,984 |
| Selling, general, and administrative | **7,314** | 7,178 | 8,080 |
| Total depreciation and amortization | **$22,328** | $20,066 | $18,563 |

## 8. GOODWILL AND OTHER INTANGIBLES

Changes in carrying amounts of goodwill and other intangibles for the years ended December 31, 2009 and 2008, respectively, were (in thousands):

| | Goodwill | Patents and Trademarks | Other | Total Other Intangibles |
|---|---|---|---|---|
| Balance at December 31, 2007 | $ 13,730 | $ 16,166 | $ 1,241 | $ 17,407 |
| Acquisitions | 19,764 | 12,742 | 1,300 | 14,042 |
| Amortization expense | — | (3,410) | (665) | (4,075) |
| Other, including foreign currency translation | (139) | (272) | 100 | (172) |
| Balance at December 31, 2008 | $ 33,355 | $ 25,226 | $ 1,976 | $ 27,202 |
| Acquisitions | **—** | **—** | **—** | **—** |
| Amortization expense | **—** | **(3,604)** | **(867)** | **(4,471)** |
| Other, including foreign currency translation (1) | **39** | **138** | **333** | **471** |
| **Balance at December 31, 2009** | **$33,394** | **$21,760** | **$1,442** | **$23,202** |

(1) Includes $0.4 million of costs incurred in 2009 related to the asset purchase agreement with Artelis SA.

Goodwill and other intangibles balances at December 31, 2009 and 2008 were (in thousands):

| | Goodwill | Patents and Trademarks | Other | Total Other Intangibles |
|---|---|---|---|---|
| Gross amount as of December 31, 2008 | $33,355 | $ 40,003 | $ 7,001 | $ 47,004 |
| Accumulated amortization | — | (14,777) | (5,025) | (19,802) |
| Balance at December 31, 2008 | $33,355 | $ 25,226 | $ 1,976 | $ 27,202 |
| **Gross amount as of December 31, 2009** | **$33,394** | **$ 40,490** | **$ 7,003** | **$ 47,493** |
| **Accumulated amortization** | **—** | **(18,730)** | **(5,561)** | **(24,291)** |
| **Balance at December 31, 2009** | **$33,394** | **$ 21,760** | **$ 1,442** | **$ 23,202** |

This table shows amounts recorded in the Consolidated Statements of Operations related to amortization expense for intangibles (in thousands):

| Year Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Cost of revenues | **$ 296** | $ 133 | $ 58 |
| Research and development | **—** | — | 21 |
| Selling, general, and administrative | **4,175** | 3,942 | 3,164 |
| Total amortization | **$4,471** | $4,075 | $3,243 |

The approximate amortization expense expected to be recognized related to intangible assets is (in thousands):

| Year | Amount |
|---|---|
| 2010 | $ 3,901 |
| 2011 | 3,004 |
| 2012 | 2,981 |
| 2013 | 2,981 |
| 2014 | 2,981 |
| Thereafter | 7,354 |
| Total | $23,202 |

On January 4, 2008, ATMI acquired all of the outstanding capital stock of LevTech, Inc. ("LevTech"), a market-leading provider of disposable mixing technologies to the biotechnology and pharmaceutical industries based in Lexington, Kentucky, for a cash payment of $27.7 million, including direct acquisition costs. The acquisition was recorded under the purchase method of accounting and, accordingly, LevTech's results of operations are included in the Company's financial statements from the date of acquisition (January 4, 2008). The purchase price was allocated to assets acquired and liabilities assumed based on an evaluation of their respective fair values at the date of acquisition as summarized below (in thousands):

| | |
|---|---:|
| Identified intangible assets | $ 8,900 |
| Net deferred taxes | (1,139) |
| Net assets acquired | 148 |
| Goodwill | 19,764 |
| Purchase price, net of cash acquired | $27,673 |

The excess of the purchase price over the estimated fair value of identifiable net assets acquired has been recorded as goodwill. Net assets acquired are presented net of cash acquired of $0.3 million. $7.6 million of the identified intangible assets are included in patents and trademarks and are being amortized over periods ranging from 7 to 10 years. $1.3 million of identified intangible assets, related to customer relationships, is included in other intangibles and is being amortized over 13 years. Goodwill acquired is not deductible for income tax purposes.

In 2008, ATMI, through its wholly-owned subsidiary in Belgium, entered into an asset purchase agreement with Artelis SA, a Belgian entity of which ATMI's Belgian subsidiary owns 40 percent, to purchase certain disposable bioreactor and mixing assets for use in the biotechnology and pharmaceutical industries, for approximately $5.4 million, including direct acquisition costs. ATMI recognized $5.1 million of identified intangible assets in the acquisition, which are being amortized over periods between 3 and 10 years. As a result of these asset purchases, we recognized a $1.1 million gain representing our after-tax proportionate share of Artelis's gains on the sale of assets. This gain is included in our Consolidated Statements of Operations under the caption, "Other income (expense), net."

## 9. OTHER NON-CURRENT ASSETS

In 2007, ATMI entered into a purchase agreement with Intermolecular, Inc. ("Intermolecular"), an entity in which ATMI owns a minority equity stake (accounted for at cost). As part of the agreement, ATMI purchased HPD capabilities from Intermolecular, which expanded upon an existing alliance agreement. We have since committed to purchase additional HPD capabilities (including tool sets), as well as services related to the use of these tools, including the use of dedicated research personnel. In December 2007, ATMI made a $10.0 million royalty prepayment to Intermolecular, which is expected to be applied to guaranteed royalties associated with products developed using the HPD capabilities in the years 2010 to 2012. In 2009, we applied $0.5 million of prepaid royalties and we expect to apply $2.0 million in 2010. The 2010 amount is included in the Consolidated Balance Sheets under the caption, "Prepaid expenses and other current assets." The remaining portion of the prepaid royalties, $6.9 million and the value of the warrant we currently possess of $0.6 million, are both included in the Consolidated Balance Sheets under the caption, "Other non-current assets." ATMI's ownership stake in Intermolecular is $13.2 million at December 31, 2009, including $10.0 million invested in 2008.

We amended the alliance agreement in 2009 to better align the timing of certain HPD platform support activities to the expected timing of our customer integration activities. The amendment reduced the amount we were contractually committed to pay for these support activities in 2009 and confirmed commitments to pay for these incremental activities in 2010. These incremental activities in 2010 are expected to add $3.0 million of expense in that year.

## 10. LEASES

The Company leases office and manufacturing facilities, and certain manufacturing equipment under several operating leases expiring between 2010 and 2014. Rental expense was $4.3 million, $3.6 million, and $4.5 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Below is a schedule of future minimum lease payments for operating leases as of December 31, 2009 (in thousands):

| | Operating Leases |
|---|---:|
| 2010 | $3,807 |
| 2011 | 3,099 |
| 2012 | 1,038 |
| 2013 | 320 |
| 2014 | 11 |
| Total minimum lease payments | $8,275 |

We lease two facilities in Danbury, CT. One facility houses our research and development activities and certain of our microelectronics manufacturing capabilities, and contains approximately 73,000 square feet of space. We entered into an amendment of this lease on October 30, 2008, which extended the lease term to December 31, 2011. For the period November 1, 2008 to December 31, 2009, the monthly base rent is $40,475. For the period January 1, 2010 to December 31, 2011, the monthly base rent is $42,094. There are two successive five-year renewal periods available to ATMI under this lease. As a condition of the fourth amendment, we agreed to certain restoration obligations associated with this facility, which we are accounting for as an ARO, associated with the leasehold improvements made to this facility. The discounted fair value of the ARO is $2.9 million.

The other facility in Danbury, CT is our headquarters, and contains approximately 31,000 square feet of space. We entered into the third amendment of this lease on October 30, 2008, which extended the lease term to December 31, 2011. For the period November 1, 2008 to December 31, 2011, the monthly base rent is $17,606. There are two successive five-year renewal periods available to ATMI under this lease.

We lease a facility in Bloomington, MN where we manufacture high-purity materials packaging and dispensing systems, within our microelectronics and life sciences product lines. This facility contains approximately 68,000 square feet of space. We entered into the first amendment of this lease on September 23, 2008, which extended the lease term to August 31, 2013. For the period September 1, 2008 to August 31, 2010, the monthly base rent is $26,479. For the period September 1, 2010 to August 31, 2013, the monthly base rent is $26,706. There are two successive three-year renewal periods available to ATMI under this lease. As a condition of the first amendment, we agreed to certain restoration obligations associated with this facility, which we are accounting for as an ARO, associated with the leasehold improvements made to this facility. The discounted fair value of the ARO is $0.3 million.

Changes in the carrying amounts of the Company's AROs at December 31, 2009 are shown below (in thousands):

| | |
|---|---|
| Balance as of December 31, 2008 | $3,350 |
| Liabilities incurred | **352** |
| Liabilities settled | **—** |
| Accretion expense | **49** |
| **Balance as of December 31, 2009** | **$3,751** |

The ARO liability is included in the Consolidated Balance Sheets under the caption, "Other non-current liabilities."

## 11. INCOME TAXES

Pretax income (loss) from continuing operations was taxed in these jurisdictions (in thousands):

| Year Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Domestic | **$(20,784)** | $28,830 | $48,174 |
| Foreign | **7,128** | 11,316 | 11,229 |
| Total pretax income (loss) | **$(13,656)** | $40,146 | $59,403 |

Significant components of the provision (benefit) for income taxes for the year ended are (in thousands):

| December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Current: | | | |
| Federal | **$(7,349)** | $ 2,369 | $16,090 |
| State | **79** | 809 | 1,152 |
| Foreign | **2,154** | 1,602 | 3,129 |
| Total current | **(5,116)** | 4,780 | 20,371 |
| Deferred: | | | |
| Federal | **(85)** | 3,293 | (1,134) |
| State | **(392)** | (134) | (96) |
| Foreign | **(1,403)** | (1,120) | (277) |
| Total deferred | **(1,880)** | 2,039 | (1,507) |
| | **$(6,996)** | $ 6,819 | $18,864 |

Significant components of the Company's deferred tax assets and liabilities are (in thousands):

| December 31, | **2009** | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued liabilities | **$ 5,619** | $ 4,767 |
| Inventory reserves | **1,866** | 2,372 |
| Net operating loss and tax credit carryforwards | **7,966** | 6,167 |
| Equity-based compensation | **6,850** | 6,132 |
| Other, net | **429** | 332 |
| | **22,730** | 19,770 |
| Valuation allowance | **(579)** | (446) |
| | **22,151** | 19,324 |
| Deferred tax liabilities: | | |
| Depreciation and amortization | **(17,475)** | (16,265) |
| Unrealized gain on marketable securities | **(858)** | — |
| | **(18,333)** | (16,265) |
| Net deferred tax assets | **$ 3,818** | $ 3,059 |

The valuation allowance relates to realizability of certain U.S. state and foreign net operating losses and certain U.S. state and foreign tax credits.

As of December 31, 2009, the Company had the following deferred tax assets related to net operating loss ("NOLs") and tax credit carryforwards (in thousands):

| | | Expiration |
|---|---|---|
| Federal | | |
| NOLs | $1,468 | 2021—2027 |
| Credits | 83 | 2019—2026 |
| | $1,551 | |
| State | | |
| NOLs | 841 | 2014—2029 |
| Credits | 1,780 | 2010—2024 |
| | $2,621 | |
| Foreign | | |
| NOLs | 2,196 | None |
| Credits | 1,598 | 2012 |
| | $3,794 | |
| Total | $7,966 | |

The reconciliation of income tax expense (benefit) from operations computed at the U.S. federal statutory tax rate to the Company's tax expense (benefit) is (in thousands):

| For the Year Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| U.S. statutory rate | **$(4,779)** | $14,052 | $20,791 |
| State income taxes | **(196)** | 439 | 686 |
| Foreign income taxes | **(2,375)** | (2,039) | (1,062) |
| Tax exempt income | **(213)** | (705) | (1,894) |
| Change in valuation allowance of deferred tax assets | **133** | (24) | (105) |
| Adjustment to tax liabilities | **457** | (2,371) | 677 |
| Research & development credits | **(284)** | (2,442) | (491) |
| Other, net | **261** | (91) | 262 |
| | **$(6,996)** | $ 6,819 | $18,864 |

ATMI has not provided for U.S. federal income and foreign withholding taxes on approximately $50.4 million of undistributed earnings from non-U.S. operations as of December 31, 2009, because such earnings are intended to be reinvested indefinitely outside of the United States. These earnings could become subject to additional tax if they are remitted as dividends, loaned to ATMI, or upon sale of subsidiary stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that eventually might be paid on the foreign earnings.

South Korea has granted the Company an income tax exemption that expires in 2014, including the last two years at 50 percent of the exemption. The exemption applies only to income related to one of the Company's product lines. The effect of the tax exemption was to reduce income tax expense by $1.3 million, $1.2 million, and $0.5 million for the years ended December 31, 2009, 2008, and 2007.

At December 31, 2009, ATMI had $6.2 million of unrecognized tax benefits, which, if recognized, would favorably affect the effective income tax rate in future periods. This amount is included in the caption "Other non-current liabilities" on the Consolidated Balance Sheets, together with $0.9 million of accrued interest (net) on tax reserves and $0 accrued for

penalties. In 2008, we had $6.0 million of unrecognized tax benefits, which, if recognized, would have favorably affected the effective income tax rate in future periods.

The reconciliation of the unrecognized tax benefits (exclusive of interest) at the beginning and end of 2009 is (in thousands):

| | |
|---|---|
| Beginning Balance—January 1, 2009 | $ 5,981 |
| Increases from prior period positions | 1,614 |
| Decreases from prior period positions | (53) |
| Increases from current period positions | 834 |
| Decreases from current period positions | — |
| Decreases related to settlements with taxing authorities | (639) |
| Decreases from lapse of statute of limitations | (1,555) |
| Ending Balance—December 31, 2009 | $ 6,182 |

It is reasonably possible that in the next 12 months, because of changes in facts and circumstances, the unrecognized tax benefits for tax positions taken related to previously filed tax returns may decrease. The range of possible decrease is zero to $1.9 million. In 2009, the Company finalized an IRS tax audit for tax years 2006 and 2007, and a tax audit of our Taiwanese subsidiary for tax years 2004 and 2005; in both instances, the settled adjustments were not significant to ATMI's results of operations.

## 12. DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution plan (401(k) Plan) covering substantially all of its U.S. employees that is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company's matching contributions are discretionary by plan year and were approximately $1.1 million, $1.8 million, and $1.7 million for the years ended December 31, 2009, 2008, and 2007, respectively. On June 5, 2009, the Company discontinued the matching of contributions, but the Company match was reinstated on October 9, 2009. The Plan provides for discretionary matching contributions of 100 percent of the first 3 percent of each participant's eligible compensation plus 50 percent on the next 2 percent of each participant's eligible compensation, up to statutory limitations. There is no matching contribution above 5 percent of each participant's eligible compensation.

## 13. STOCKHOLDERS' EQUITY

This table shows the effect of compensation cost arising from equity-based payment arrangements recognized in the Consolidated Statements of Operations (in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Cost of revenues | **$ 315** | $ 339 | $ 375 |
| Research and development | **523** | 530 | 432 |
| Selling, general, and administrative | **4,902** | 5,831 | 6,791 |
| Total equity-based compensation expense | **5,740** | 6,700 | 7,598 |
| Less: Provision for income taxes | **1,912** | 2,237 | 2,556 |
| Net equity-based compensation expense | **$3,828** | $4,463 | $5,042 |

No equity-based compensation cost was capitalized.

### Summary of Plans

We currently have three equity-based compensation plans which provide for the granting of up to 6,000,000 shares of common stock pursuant to nonqualified stock options, incentive stock options ("ISOs"), stock appreciation rights, and restricted stock awards to employees, directors, and consultants of the Company. Stock options typically vest over periods ranging from one to four years with a maximum term of ten years. Restricted stock awards typically vest over periods ranging from three to five years. Shares issued as a result of stock option exercises are primarily settled by the issuance of new shares.

This table shows the number of shares approved by shareholders for each plan and the number of shares that remain available for equity awards at December 31, 2009 (in thousands):

| Stock Plan | Number of Shares Approved | Number of Shares Available |
|---|---|---|
| 2000 Stock Plan (1) | 2,000 | 101 |
| 2003 Stock Plan (1) | 3,000 | 773 |
| Employee Stock Purchase Plan (2) | 1,000 | 270 |
| Totals | 6,000 | 1,144 |

(1) Exercise prices for ISOs and non-qualified stock options granted under this plan may not be less than 100 percent of the fair market value for the Company's common stock on the date of grant.

(2 Employees may purchase shares at 95 percent of the closing price on the day previous to the last day of each six-month offering period. This plan is not considered to be compensatory, under existing accounting rules.

### Fair Value

The Company uses the Black-Scholes-Merton options-pricing model to determine the fair value of stock options under ASC 718, "Compensation—Stock Compensation." Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected term). For awards granted subsequent to January 1, 2006, expected volatility is based on the historical volatility of ATMI common stock for a period shorter than the expected term of the options. We have excluded the historical volatility prior to the public announcement regarding the sale of our non-core businesses in 2004, because those businesses that were sold represented a significant portion of ATMI's consolidated business and were subject to considerable cyclicality associated with the semiconductor equipment industry, which drove increased volatility in ATMI's stock price. The expected term of options granted is derived using historical exercise patterns which represent the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected term. In accordance with ASC 718, in the determination of equity-based compensation cost, the Company estimates the total number of instruments that will be forfeited as a result of a failure to provide the requisite service to earn the award.

The weighted-average fair value of options granted during the years ended December 31, 2009, 2008, and 2007 was $6.44, $13.48, and $12.75, respectively, based on the Black-Scholes-Merton options-pricing model. These weighted-average assumptions were used for grants in the periods indicated:

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Stock option grants: | | | |
| Risk-free interest rate | **2.15%** | 3.61% | 4.53% |
| Expected term, in years | **7.20** | 6.70 | 6.25 |
| Expected volatility | **41.4%** | 36.0% | 32.7% |
| Dividend yield | **0%** | 0% | 0% |

The Company uses historical data to estimate forfeitures of awards from employee terminations in order to estimate compensation cost for awards expected to vest. In addition, we separate employees into groups that have similar characteristics for purposes of making forfeiture estimates.

### Stock Option and Restricted Stock Activity

This table shows the option activity under the plans as of December 31, 2009 and changes during the year then ended (options are expressed in thousands; averages are calculated on a weighted basis; life in years; intrinsic value expressed in thousands):

| | Number of Options | Average Exercise Price | Average Remaining Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2008 | 2,213 | $ 26.08 | | |
| Granted | **262** | **$13.82** | | |
| Exercised | **(1)** | **$17.34** | | |
| Forfeited | **(278)** | **$26.13** | | |
| **Outstanding at December 31, 2009** | **2,196** | **$24.68** | **4.1** | **$1,435** |
| **Exercisable at December 31, 2009** | **1,773** | **$25.77** | **3.1** | **$ 179** |

The aggregate intrinsic value represents the difference between the Company's closing stock price of $18.62 as of December 31, 2009 and the exercise price of the dilutive options at that date, multiplied by the number of dilutive options outstanding at that date. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008, and 2007 was $0, $0.4 million, and $5.1 million, respectively. The total fair value of options which vested during the years ended December 31, 2009, 2008, and 2007 was $2.1 million (167,000 shares), $4.4 million (338,000 shares), and $5.7 million (437,000 shares), respectively.

An income tax deficiency was recognized in additional paid-in capital from equity-based compensation totaling $0.6 million for the year ended December 31, 2009, and the income tax benefits recognized in additional paid-in capital from equity-based compensation totaled $0.3 million and $1.3 million for the years ended December 31, 2008 and 2007, respectively.

This table shows restricted stock activity as of December 31, 2009 and changes during the year then ended (shares are expressed in thousands; averages are calculated on a weighted basis):

| | Number of Shares | Average Grant Date Fair Value |
|---|---|---|
| Nonvested at December 31, 2008 | **867** | **$28.81** |
| Granted | **637** | **$14.63** |
| Vested | **(141)** | **$26.83** |
| Forfeited | **(246)** | **$28.71** |
| **Nonvested at December 31, 2009** | **1,117** | **$20.99** |

The total fair value of restricted stock which vested during the years ended December 31, 2009 and 2008 was $3.8 million and $3.3 million, respectively ($1.7 million in the year ended December 31, 2007).

As of December 31, 2009, $2.0 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.6 years. As of December 31, 2009, $10.1 million of unrecognized compensation cost related to restricted stock is expected to be recognized over a weighted-average period of approximately 2.2 years.

### Earnings Per Share

This table shows the computation of basic and diluted earnings per share (in thousands, except per share data):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Numerator: | | | |
| Net income (loss) | **$(6,660)** | $33,327 | $40,539 |
| Denominator: | | | |
| Denominator for basic earnings (loss) per share—weighted-average shares | **31,398** | 31,447 | 34,169 |
| Dilutive effect of employee stock options | **—** | 279 | 550 |
| Dilutive effect of restricted stock | **—** | 352 | 374 |
| Denominator for diluted earnings (loss) per common share—weighted-average shares | **31,398** | 32,078 | 35,093 |
| Earnings (loss) per share—basic | **$(0.21)** | $1.06 | $1.19 |
| Earnings (loss) per share—diluted | **$(0.21)** | $1.04 | $1.16 |

This table shows the potential common shares excluded from the calculation of weighted-average shares outstanding because their effect was considered to be antidilutive (in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Antidilutive shares | **1,934** | 1,484 | 340 |

The Company has never declared or paid cash dividends on its capital stock.

In October 2005, the Company's Board of Directors approved a share repurchase program for up to $75.0 million of ATMI common stock and in August 2006, the Company's Board of Directors approved a second share repurchase program for an additional $150.0 million (collectively, the "Repurchase Programs"). The Repurchase Programs were completed on March 7, 2008. Share repurchases were made from time to time in open market transactions at prevailing market prices or in privately negotiated transactions. Management determined the timing and amount of purchases under the Repurchase Programs based upon market conditions or other factors. Under the Repurchase Programs, the Company purchased a total of 7,931,000 shares of its common stock at an average price of $28.63 per share.

## 14. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are (in thousands):

| | Currency Translation Adjustments | Unrealized Gain (Loss) on Available-for-Sale Securities | Unrealized Gain (Loss) on Derivative Instruments | Total |
|---|---|---|---|---|
| Balance at December 31, 2006 | $ 4,433 | $ 1,205 | $ — | $ 5,638 |
| Reclassification adjustment related to marketable securities in unrealized loss position at prior period end, net of $694 tax benefit (1) | — | 1,182 | — | 1,182 |
| Change in fair value of available-for-sale securities, net of deferred income tax of $109 | — | 186 | — | 186 |
| Change in fair value of derivative financial instruments, net of deferred income tax of $46 | — | — | 78 | 78 |
| Cumulative translation adjustment | 2,357 | — | — | 2,357 |
| Balance at December 31, 2007 | $ 6,790 | $ 2,573 | $ 78 | $ 9,441 |
| Reclassification adjustment related to marketable securities in unrealized loss position at prior period end, net of $925 tax provision (1) | — | (1,574) | — | (1,574) |
| Change in fair value of available-for-sale securities, net of deferred income tax of $938 | — | (1,598) | — | (1,598) |
| Reclassification adjustment to earnings related to derivative financial instruments at prior period end, net of deferred income tax of $46 | — | — | (78) | (78) |
| Cumulative translation adjustment | (5,925) | — | — | (5,925) |
| Balance at December 31, 2008 | $ 865 | $ (599) | — | $ 266 |
| Cumulative effect of adoption of new accounting standard | **—** | **(1,287)** | **—** | **(1,287)** |
| Reclassification adjustment related to marketable securities in net unrealized gain position at prior period end, net of $32 tax provision (1) | **—** | **(55)** | **—** | **(55)** |
| Change in fair value of available-for-sale securities, net of deferred income tax of $1,139 | **—** | **1,940** | **—** | **1,940** |
| Cumulative translation adjustment | **2,540** | **—** | **—** | **2,540** |
| **Balance at December 31, 2009** | **$3,405** | **$ (1)** | **$ —** | **$ 3,404** |

(1) Determined based on the specific identification method.

## 15. COMMITMENTS, CONTINGENCIES, AND OTHER

ATMI is, from time to time, subject to legal actions, governmental audits, and proceedings relating to various matters incidental to its business including contract disputes, intellectual property disputes, product liability claims, employment matters, export and trade matters, and environmental claims. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after reviewing such matters and consulting with ATMI's counsel and considering any applicable insurance or indemnifications, any liability which may ultimately be incurred is not expected to materially affect ATMI's consolidated financial position, cash flows, or results of operations.

ATMI has entered into a pledge agreement with Anji Microelectronics Co., Ltd. ("Anji") for the issuance of a financial guarantee up to $4.0 million in order to assist Anji in securing bank financing, which is to expire no later than June 30, 2010. ATMI's guarantee is secured by Anji's assets and additional equity interests in Anji's operating subsidiaries. We believe that, based on independent credit rating agency research, and our knowledge of their business, Anji continues to be an acceptable credit risk. The fair value of the financial guarantee is $0.2 million at December 31, 2009.

At December 31, 2009, our wholly-owned Japanese subsidiary had a revolving line of credit agreement with a major Japanese bank for approximately $2.7 million for the primary purpose of cost-effectively funding capital purchases and local working capital needs in a favorable interest rate environment. The line of credit is guaranteed by ATMI, Inc. The balance outstanding on this line of credit was $0.5 million at December 31, 2009. $2.2 million remains available for future use.

ATMI currently has self-insurance limits for U.S. employee medical claims. The medical plan for U.S. employees has a stop-loss of $0.1 million per individual occurrence and an annual aggregate stop-loss of $4.8 million.

### Other

Approximately 10 percent of the Company's employees are covered by collective bargaining agreements that will expire in 2011. All of the employees covered by these agreements are based in Belgium. The net assets of the Company's Belgian subsidiary represent approximately 5 percent of the Company's consolidated net assets.

## 16. SEGMENTS

ATMI is organized along functional lines of responsibility, whereby each member of the Company's executive team has global responsibility for each respective functional area, such as supply chain operations, sales, marketing, and research and development. The executive team is the chief operating decision maker of ATMI. Discrete financial information is only prepared at the product-line level for revenues and certain direct costs. Functional results are reviewed at the consolidated level. ATMI's operations comprise one operating segment.

ATMI derives virtually all its revenues from providing materials and packaging products and related integrated process solutions to microelectronics and life sciences manufacturers. ATMI's products are consumed or used in the front-end manufacturing process. They span many different technology applications at various stages of maturity and in many cases are inter-related in their application to a customer's process.

Revenues from external customers, by product type, were as follows (in thousands):

| For the Year Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Microelectronics | **$230,707** | $310,141 | $343,307 |
| Life sciences | **23,997** | 28,922 | 20,781 |
| Total | **$254,704** | $339,063 | $364,088 |

## 17. GEOGRAPHIC DATA

The Company's geographic data for the years ended December 31, 2009, 2008, and 2007 are (in thousands):

| | United States | Taiwan | Japan | South Korea | Other Pacific Rim | Belgium | Europe and Other | Total |
|---|---|---|---|---|---|---|---|---|
| **December 31, 2009** | | | | | | | | |
| Revenues | **$ 50,347** | **$55,454** | **$36,482** | **$51,555** | **$31,347** | **$ 2,759** | **$26,760** | **$254,704** |
| Long-lived assets | **168,678** | **8,513** | **7,354** | **3,274** | **265** | **24,216** | **392** | **212,692** |
| December 31, 2008 | | | | | | | | |
| Revenues | $ 76,949 | $ 79,547 | $ 43,068 | $ 46,909 | $ 48,388 | $ 2,900 | $ 41,302 | $ 339,063 |
| Long-lived assets | 185,022 | 9,386 | 7,644 | 3,476 | 239 | 23,696 | 407 | 229,870 |
| December 31, 2007 | | | | | | | | |
| Revenues | $ 84,938 | $ 89,162 | $ 45,961 | $ 48,995 | $ 51,249 | $ 2,929 | $ 40,854 | $ 364,088 |
| Long-lived assets | 144,259 | 4,436 | 1,404 | 2,764 | 322 | 11,175 | 458 | 164,818 |

Revenues are attributed to countries based on the location of the customer. Long-lived assets are located in the respective geographic regions, as shown above. Other than Taiwan, Japan, Belgium, and South Korea, no one specific country within the Pacific Rim, Europe, South America, and other regions accounted for greater than 10 percent of consolidated revenues and long-lived assets in 2009, 2008, and 2007.

## 18. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 18, 2010, which represents the filing date of the Form 10-K with the Securities and Exchange Commission, to ensure that it included appropriate disclosure of events both recognized in the financial statements as of December 31, 2009, and events which occurred subsequent to December 31, 2009 but were not recognized in the financial statements.

As of February 18, 2010, there were no subsequent events which required recognition or disclosure.

## 19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly results of operations data is as follows (in thousands, except per share amounts):

| | Quarter | | | |
|---|---|---|---|---|
| **2009** | **First** | **Second** | **Third** | **Fourth** |
| Revenues | **$ 37,362** | **$60,095** | **$72,610** | **$84,637** |
| Gross profit | **6,931(a)** | **23,807** | **33,038** | **38,408** |
| Operating income (loss) | **(26,960)(b)** | **(3,191)** | **8,038** | **10,776** |
| Net income (loss) | **$(18,424)(c)** | **$ (1,744)** | **$ 6,539(d)** | **$ 6,969** |
| Basic income (loss) per common share: | | | | |
| Earnings (loss) per common share | **$(0.59)** | **$(0.06)** | **$0.21** | **$0.22** |
| Diluted income (loss) per common share: | | | | |
| Earnings (loss) per common share | **$(0.59)** | **$(0.06)** | **$0.21** | **$0.22** |
| 2008 | | | | |
| Revenues | $92,797 | $89,487 | $86,684 | $70,095 |
| Gross profit | 46,366 | 46,288 | 41,426 | 32,432(g) |
| Operating income | 15,169 | 13,375 | 9,954 | 1,424 |
| Net income | $10,385 | $ 9,679(e) | $10,063(f) | $ 3,200 |
| Basic income per common share: | | | | |
| Earnings per common share | $0.32 | $0.31 | $0.32 | $0.10 |
| Diluted income per common share: | | | | |
| Earnings per common share | $0.32 | $0.30 | $0.32 | $0.10 |

(a) Includes a $1.1 million charge for incremental excess and obsolescence related to product discontinuances and a general reserve to cover expected product shelf-life issues; and a $2.9 million impairment charge in cost of revenues for long-lived assets written down to their estimated fair values, primarily related to the planned idling of manufacturing capacity of our gas products. In the third quarter, we determined that the manufacturing capacity for these gas products will continue normal production as we were not successful in our attempt to transition to vendor sourced manufacturing.

(b) Includes a $1.5 million impairment charge for long-lived assets written down to their estimated fair values, related primarily to idled equipment used in our research and development efforts; a $1.5 million charge to increase our reserves for bad debt to cover exposures related to customer bankruptcy filings and uncertainties of collections due to the current general macroeconomic conditions; and a $1.8 million impairment charge in selling, general, and administrative expense for long-lived assets written down to their estimated fair values, primarily related to redundant enterprise management software.

(c) Includes a $2.5 million impairment charge, primarily related to a write-down associated with an auction-rate security.

(d) Includes a $0.7 million charge related to statutes of limitations expirations.

(e) Includes a $2.0 million gain from the sale of a marketable security, offset by a $1.8 million impairment charge related to an uncollectible convertible note receivable due from an early-stage semiconductor materials venture.

(f) Includes a $1.6 million impairment charge related to our strategic investment portfolio, and $0.7 million representing our after-tax proportionate share of a gain on sale of assets by one of our equity-method investees.

(g) Includes a $3.1 million net benefit associated with the settlement of a dispute with a distributor ($3.7 million recognized in revenues, with $0.6 million of associated costs recognized in cost of revenues), and $2.4 million of benefit recognized from a business interruption claim recovery.

# Stock Performance

The following graph compares the cumulative total stockholder return on the Company's common stock with the return on the Total Return Index for the NASDAQ Global Select Market (NASDAQ US Index) and the NASDAQ Electronic Components Stock Index. The measurement assumes a $100 investment as of December 31, 2004 with all dividends, if any, reinvested. The data presented are on an annual basis for the five years ended December 31, 2009. The performance shown is not necessarily indicative of future performance.




**TOTAL RETURN CALCULATION**

| | Relative Stock Performance | | |
|---|---|---|---|
| Date | Nasdaq Index | Nasdaq Electronic Components Stocks | ATMI |
| 12/31/04 | 100.000 | 100.000 | 100.000 |
| 12/30/05 | 102.135 | 99.080 | 124.146 |
| 12/29/06 | 112.187 | 108.922 | 135.508 |
| 12/31/07 | 121.681 | 122.118 | 143.142 |
| 12/31/08 | 58.639 | 65.870 | 68.486 |
| 12/31/09 | 84.282 | 102.927 | 82.645 |

**PRICE RANGE OF COMMON STOCK**

**Fiscal Year Ended December 31, 2009**

| | High | Low |
|---|---|---|
| 1st Quarter | **$16.75** | **$11.80** |
| 2nd Quarter | **18.65** | **13.72** |
| 3rd Quarter | **19.77** | **14.99** |
| 4th Quarter | **19.41** | **14.47** |

Fiscal Year Ended December 31, 2008

| | High | Low |
|---|---|---|
| 1st Quarter | $32.53 | $25.40 |
| 2ndQuarter | 31.11 | 27.00 |
| 3rd Quarter | 28.18 | 15.02 |
| 4th Quarter | 17.81 | 8.70 |

As of January 29, 2010, there were approximately 159 holders of record of the common stock.
Effective July 6, 2009, Continental Stock Transfer & Trust Company replaced Computershare Trust Company, N.A. as ATMI's stock transfer agent.

# Management's Report on Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control—Integrated Framework*. Our management concluded that, based on its assessment, our internal control over financial reporting was effective as of December 31, 2009. The Company's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ATMI, Inc.

We have audited the accompanying consolidated balance sheets of ATMI, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATMI, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATMI, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 18, 2010

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ATMI, Inc.

We have audited ATMI, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ATMI, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ATMI, Inc. maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATMI, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 18, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 18, 2010

# Company Information

## DIRECTORS

**Eugene G. Banucci, Ph.D.** [4]
*Chairman of the Board, ATMI, Inc.*

**Mark A. Adley** [2, 3*]
*Managing Director, Banc of America Merrill Lynch*

**Frederick C. Flynn, Jr.** [1*]
*Director of Administration, City of Stamford, Connecticut*

**Robert S. Hillas** [1, 2*]
*Formerly Chief Financial Officer,*
*Harding, Loevner LLC*

**Stephen H. Mahle** [1, 3, 4]
*Formerly Executive Vice President, Health Care Policy and Regulatory, Medtronic, Inc.*

**C. Douglas Marsh** [2, 3]
*Formerly Vice President, Business Integration,*
*U.S. Investor Relations*
*ASML Holding, NV*

**Douglas A. Neugold**
*Chief Executive Officer and President, ATMI, Inc.*

**Cheryl L. Shavers, Ph.D.** [2, 4*]
*Chief Executive Officer, Global Smarts, Inc.*

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Technology Committee
* Committee Chairman

## EXECUTIVE OFFICERS

**Douglas A. Neugold**
*Chief Executive Officer and President*

**Timothy C. Carlson**
*Executive Vice President, Chief Financial Officer, and Treasurer*

**Ellen T. Harmon**
*Executive Vice President, Chief Legal Officer, and Secretary*

**Tod A. Higinbotham**
*Executive Vice President, Process Solutions*

**Daniel P. Sharkey**
*Executive Vice President, Business Development*

**Lawrence H. Dubois**
*Senior Vice President and Chief Technology Officer*

**Paul J. Hohlstein**
*Senior Vice President, Supply Chain and Operations*

**Kathleen G. Mincieli**
*Senior Vice President, Human Resources*

**Mario Philips**
*Senior Vice President, and General Manager, LifeSciences*

---

## CORPORATE HEADQUARTERS

ATMI, Inc.
7 Commerce Drive
Danbury, Connecticut 06810
203.794.1100
203.792.8040 facsimile
info@atmi.com
http://www.atmi.com

## COMMON STOCK LISTING

ATMI's Common Stock trades as "ATMI" on the NASDAQ Global Select Market.

## TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
www.continentalstock.com
800.509.5586
212.509.4000

## AUDITORS

Ernst & Young LLP
Stamford, Connecticut

## FORM 10-K

Free copies of ATMI's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission, are available

- from the SEC's web site—
  http://www.sec.gov/cgi-bin/browse-edgar?company=atmi&action=getcompany
- through the investor pages at ATMI's web site—atmi.com
- by e-mail request—ir@atmi.com
- by mail—Attn: Investor Relations, at ATMI Corporate Headquarters

ATMI, the ATMI logo, SDS, and NOWPak are registered trademarks or trademarks of Advanced Technology Materials, Inc. in the United States, other countries, or both.

Other names, marks, and logos included in this report are the property of their respective owners.

Back cover periodic elements adapted from Charles Janet, 1928 in Edward G. Mazurs', *Graphic Representations of the Periodic System During One Hundred Years*, © 1974, The University of Alabama Press.

© 2010 ATMI, Inc.